                                                     Pursuant to Rule 424(b)(1)
                                                     Registration No. 333-14187

PROSPECTUS

                                  RIVIERA LOGO
                              RIVIERA TOOL COMPANY
                                1,010,000 SHARES

                                  COMMON STOCK
                            ------------------------

     Prior to this offering (this "Offering"), there has been no market for the common stock (the "Common Stock") of Riviera Tool Company ("Riviera" or the "Company") and there can be no assurance that such a market will develop or, if developed, that it will be sustained. See "Underwriting" with respect to the method used in determining the initial public offering price. The Common Stock has been approved for quotation subject to notice of issuance on the American Stock Exchange under the symbol "RTC."

     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

============================================================================================================
                                                                        UNDERWRITING
                                                      PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                                       PUBLIC          COMMISSIONS(1)        COMPANY(2)
------------------------------------------------------------------------------------------------------------
Per Share.......................................        $7.00               $.70                $6.30
------------------------------------------------------------------------------------------------------------
Total(3)........................................     $7,070,000           $707,000           $6,363,000
============================================================================================================

(1) Excludes a non-accountable expense allowance payable to National Securities Corporation as representative (the "Representative") of the several underwriters (the "Underwriters") equal to 3% of the total Price to Public. The Company will sell five-year warrants to the Representative (the "Representative's Warrants") entitling the Representative to purchase up to 101,000 shares of Common Stock. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting the expenses of this Offering which are payable by the Company estimated at $639,437, which includes the nonaccountable expense allowance payable to the Representative.

(3) The Company has granted the Underwriters a 45-day option to purchase up to 151,500 additional shares of Common Stock to cover over-allotments. If this option is exercised in full, the total Price to Public, Underwriters' Discounts and Commissions, and Net Proceeds to the Company will be $8,130,500, $813,050, and $7,317,450, respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are being offered by the Underwriters subject to prior sales when, as, and if delivered to and accepted by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the shares will be made against payment at the offices of National Securities Corporation, 1001 Fourth Avenue, Seattle, Washington 98154, on or about March 7, 1997.

                        NATIONAL SECURITIES CORPORATION

                 The date of this Prospectus is March 4, 1997.

                                                     From the simplest
                                                     die to the most
                                                     complicated parts
                                                     assembly, Riviera's
                                                     single-source
                                                     capability covers
                                                     every aspect of
                                                     die production
                                                     from concept
                                                     to completion.
                                             [PHOTO]

                                                                         [PHOTO]

                              [PHOTO]

                                            Process development and engineering
                                            are
                                            critical stages in every project.
                                            Riviera's
                                            computer-integrated design and
                                            manufacturing
                                            systems ensure the accurate and
                                            efficient
                                            completion of these important
                                            phases.

Located minutes away from I-96 and Kent
County
International Airport in Grand Rapids,
Michigan, the
Company's 180,000 square foot facility
features a unique layout that
facilitates the seamless flow of ideas,
data,
and die production.
                                                                  [RIVIERA LOGO]

--------------------------------------------------------------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements included elsewhere in this Prospectus. Unless the context indicates otherwise, Riviera Tool Company, dba Riviera Die & Tool, Inc, is referred to as the "Company" or "Riviera." Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Investors should carefully consider the information set forth under the heading, "Risk Factors."

                                  THE COMPANY

     The Company designs, develops and manufactures custom large scale metal stamping die systems used in the high speed production of sheet metal stamped parts and assemblies for the automobile industry. The Company incorporates its knowledge of integrated computer technologies with the design and manufacture of metal stamping die systems resulting in solutions that address the specific manufacturing requirements of its main customers, Chrysler Corporation ("Chrysler"), Ford Motor Company ("Ford") and General Motors Corporation ("General Motors"), the three largest domestic automobile manufacturers (the "OEMs"), and their tier one suppliers of sheet metal stamped parts and assemblies.

     Management has strategically positioned the Company as one of North America's most technologically advanced independent suppliers of metal stamping die systems utilizing a totally computer integrated process for the design, manufacture and validation of its products. The Company should continue to benefit from current trends in the global automotive industry which require continuous quality improvement, simultaneous engineering and development, and increasing reliance on a select number of suppliers capable of utilizing computer integrated technology to develop new automobile models. Examples of parts made from die systems recently developed and manufactured by the Company include the bumper system for the Ford Explorer and F-Series trucks, door panels and wheels for the Jeep Wrangler, structural body components for the Chrysler Neon and mini-vans, as well as body panels for semi-tractor vehicles.

     The Company maintains "Preferred Supplier" status with Chrysler and Ford. The Company has been awarded Chrysler's PentaStar quality award, the highest quality award for a single plant supplier and Ford's Q-1 supplier award, an award that has historically been given to suppliers who manufacture parts and assemblies, rather than suppliers of tooling and equipment. The Company was the first tool and die supplier to be awarded the Q-1 status by Ford.

     By transferring design information electronically ("EDI"), the Company communicates directly with the OEMs' design and development centers regarding specific product and manufacturing information necessary to develop a custom manufacturing system for each respective part. This digital data base is incorporated in each phase of the design, manufacture and inspection process for both the prototype and production tooling systems, ensuring high quality repeatable processes. Electronically linking the Company to the OEMs' design and development centers enables significant reductions in product development lead time and cost. The Company intends to use a portion of the proceeds of this Offering to enhance its technical capabilities and competitive position by acquiring advanced 3-dimensional design software known generally as "relational data based software" and integrating it with high-speed precision machining centers. Relational data base software systems can significantly reduce design lead time and the high-speed precision machining centers are designed to nearly double the through-put capacity of each machine on a semi-automated basis at approximately half the cost of traditional computerized machining centers.

     The Company has adopted a strategy that includes (i) single source program management from concept to completion which involves the coordination of design, manufacture of prototype and final dies, tryout and final inspection, all at a single location; (ii) accomplishing each of the foregoing using the same electronic data; (iii) simultaneous engineering of product and process, see "Business -- Products and Services;" and (iv) maintaining ongoing continuous improvement programs enabling it to improve its products and services in response to technological advances and the changing requirements of its customers.

     The Company was originally acquired by the purchase of the assets of an existing tool and die business on December 19, 1967 and was incorporated in its present form in 1988 under the laws of the State of Michigan to provide an investment vehicle for Motor Wheel Corporation, an Ohio corporation, which currently owns 50% of the Company's common stock. Since that time the business has been operating as the wholly-owned and only subsidiary of the Company. Prior to this Offering the operating subsidiary was merged into the Company, which now operates the business. Since the financial statements for the business have been audited and reported on a consolidated basis since 1988, this merger had no effect on the substance of the financial statements of the business. See Note 1 of Notes to Financial Statements -- Nature of Business and Significant Accounting Policies -- Reporting Entity. Its executive offices and manufacturing facility are located at 5460 Executive Parkway, Grand Rapids, Michigan 49512, and its telephone number is (616) 698-2100.

                                  THE OFFERING

Common Stock offered by the Company..........  1,010,000 shares(1)
Common Stock to be outstanding after the
  Offering...................................  2,470,000 shares(1)
Use of Proceeds..............................  Reduction of financial institution debt, to acquire fixed assets, retirement of all
                                               outstanding 8% Cumulative Preferred Stock,
                                               and for general working capital purposes. See
                                               "Use of Proceeds."
AMEX Proposed Symbol.........................  "RTC"

-------------------------
(1) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                             SUMMARY FINANCIAL DATA

                                                                                          THREE MONTHS
                                                                                              ENDED
                                                    YEAR ENDED AUGUST 31,                 NOVEMBER 30,
                                       -----------------------------------------------   ---------------
                                        1992      1993      1994      1995      1996      1995     1996
                                        ----      ----      ----      ----      ----      ----     ----
                                              (IN 000'S EXCEPT PER SHARE DATA)             (UNAUDITED)
STATEMENT OF OPERATION DATA:
Sales................................  $13,207   $18,946   $22,425   $22,225   $18,334   $4,934   $5,480
Gross Profit.........................    1,160     1,788     2,749     4,108     3,398      884    1,085
Income (loss) from Operations........     (311)      318     1,635     2,206     2,043      463      654
Interest Expense.....................      780       856     1,415     1,749     1,670      367      403
Other Income.........................      265       244       139       106       227       37       15
Other Expense(1).....................        0     2,247       532         0         0        0        0
Income (loss) before income taxes....     (826)   (2,541)     (173)      563       600      133      267
Income Taxes (Benefits)..............     (312)     (252)     (134)       77       204       45       91
                                       -------   -------   -------   -------   -------   ------   ------
Net Income (loss) available for
  common shares......................  $  (536)  $(2,314)  $   (69)  $   450   $   367   $   80   $  172
                                       =======   =======   =======   =======   =======   ======   ======
Net Income (loss) per common
  share(2)...........................    $(.37)   $(1.58)    $(.05)     $.31      $.25     $.06     $.12
                                       =======   =======   =======   =======   =======   ======   ======
Supplementary Net Income (loss) per
  common share, as adjusted(3).......                                             $.34              $.12
                                                                               =======            ======
OTHER DATA :
Depreciation & amortization..........      991       993     1,214     1,438     1,272      313      322
                                       =======   =======   =======   =======   =======   ======   ======

                                              AS OF AUGUST 31,                     AS OF NOVEMBER 30, 1996
                               -----------------------------------------------   ---------------------------
                                1992      1993      1994      1995      1996     ACTUAL    AS ADJUSTED(3)(4)
                                ----      ----      ----      ----      ----     ------    -----------------
                                                                                         (UNAUDITED)
BALANCE SHEET DATA:
Working Capital
  (Deficiency)...............  $   421   $(2,727)  $(4,273)  $(3,966)  $(3,669)  $(3,463)       $ 6,940
Total Assets.................   20,824    22,927    26,439    21,706    22,928    22,154         22,154
Current Portion of Long-Term
  Debt & Capital Leases......      796     2,935     3,129     2,256     1,336     1,258            650
Revolving Line of Credit.....    5,110     8,127     9,461     6,866    10,242     9,796          2,908
Long-term Capital Leases &
  Term Debt, less current
  portion....................    3,173     1,178     2,715     1,830     1,002       738          2,600
Redeemable Preferred Stock...       54        80       109       111       139        91             --
Common Stockholder's
  Equity.....................    7,153     4,839     4,770     5,220     5,588     5,760         11,484

-------------------------
(1) Other Expense includes the following: For 1993, amount represents loss from related company as a write-off of $1,687,000 of preferred stock in related company and write-off of receivable from such entity of $560,000. For 1994, amount represents $532,000 in costs associated with vacant facility space formerly leased to the related company. See "Business -- Legal Proceedings."

(2) Based upon Common Stock outstanding of 1,460,000 shares.

(3) See Note 18 of Notes to Financial Statements.

(4) Adjusted to give effect to the sale by the Company of 1,010,000 shares of Common Stock offered hereby at an initial public offering price of $7.00 per share, less applicable underwriting discounts and commissions and estimated offering expenses payable by the Company and the effect of restructuring its bank debt. See "Risk Factors -- Debt Covenant Violations."

                                  RISK FACTORS

     A prospective investor should consider, together with the other information set forth in this Prospectus, the following:

RELIANCE UPON MAJOR CUSTOMERS

     Approximately 25% of the Company's sales during fiscal 1996 and 24% in fiscal 1995 were made directly to Chrysler Corporation. In addition, approximately 11% of the Company's sales during fiscal 1996 and 7% during fiscal 1995 were made directly to Ford Motor Company. Ford suppliers represented approximately 17% and 55% of the Company's sales during fiscal 1996 and 1995, respectively. General Motors represented approximately 13% of the Company's sales during fiscal 1996 and 1% during fiscal 1995. For the three months ended November 30, 1996, Chrysler, Ford, General Motors and their tier one suppliers accounted for approximately 50%, 35% and 8% of the Company's revenues, respectively. See "Business -- General."

     The loss of the Company's relationship with these customers, or a significant reduction of their minimum tooling purchases, or a reduction in new product development due to economic conditions, could have a material adverse effect upon the Company.

     The Company is directly dependent on its customers who directly produce the end use product. As a result, if the end use producers (Chrysler, Ford and General Motors) experience difficulties in such critical areas as style, quality or global competition, the demand for such end use producer's product may be adversely affected, which may in turn adversely affect the Company.

GENERAL FACTORS: ECONOMIC CLIMATE, INTERNATIONAL MONETARY CYCLES, CHANGING FACILITIES,
INTER-INDUSTRY DEPENDENCE, AVAILABLE FINANCING

     The revenue and value of manufacturing concerns, such as the Company, in general, may be adversely affected by a number of factors, including: (a) the international, national, regional and local economic climate -- in particular, manufacturing intended for large ticket durable consumer goods, which directly contributes to or adversely affects the work loads of manufacturing concerns supplying product that will contribute to or be incorporated into end use consumer products. (b) international monetary cycles -- manufacturing concerns produce products that contribute to or are otherwise incorporated into retail consumer end use products that will directly or indirectly be competing on a global basis. Where price becomes an issue, monetary cycles may contribute to or detract from competitive positioning. (c) the need to periodically repair, replace, upgrade and expand existing production capabilities may not prove to be a profitable endeavor. (d) the dependence on other industries -- manufacturing concerns that do not produce an end product but contribute to an end product produced by another manufacturing concern are subject to both the trends of the end user and the buying practices of the manufacturer that assembles into a merchantable product. (e) manufacturing concern values are affected by factors such as changes in interest rates and the availability of financing in capital --intensive industries, and in addition, manufacturing concerns do not typically receive progress payments from their customers.

VOTING CONTROL

     Following completion of this Offering, Riviera Holding Company (owned 100% by Kenneth K. Rieth), a Michigan corporation and Motor Wheel Corporation, an Ohio corporation located in Lansing, Michigan, will have approximately 24.5% and 29.6, respectively, of the voting power and ownership of the Company (assuming no exercise of the Underwriters' over-allotment option). Together they will have effective voting control of the Company, and will be able to elect or remove all of the Company's Directors, will exercise significant control over the other affairs of the Company and will be able to block any proposal put to a vote of the shareholders including proposals which require a supermajority. These two shareholders have entered into a formal voting agreement. See "Principal Shareholders."

DEPENDENCE ON EXISTING MANAGEMENT

     Kenneth K. Rieth and a few key employees have been primarily responsible for the development of most of the Company's products, processes and business methods. The loss or interruption of the continued full-time services of any of them could have a material adverse effect on the Company. The Company maintains "Key-man" life insurance policies on Kenneth K. Rieth, President, C.E.O. and Director, and Leonard H. Wood, Vice President, General Manager and Director, for $2,500,000 and $500,000, respectively. The Company has pledged $1,000,000 of this insurance on Kenneth K. Rieth to NBD Bank in connection with replacing that bank as its primary commercial lender. See "Management" and "Management -- Certain Transactions."

COMPETITION AND MARKET CONSOLIDATION

     The tooling systems industry is highly competitive, and there can be no assurance that the Company will be able to compete successfully in the future. The Company's largest customers, Chrysler and Ford, both have internal die construction capability; however, the Company believes that such capacity is insufficient in relationship to their total requirements. The Company believes that the automobile industry has been going through a tooling systems supplier consolidation and that there are now fewer quality oriented, full service die systems suppliers. There is no assurance that the Company will continue to qualify as a supplier to any of the automobile manufacturers. The loss of any such qualification would have a material adverse effect on the Company. In addition, the Company faces competition from foreign manufacturers, particularly from Japan.

IMMEDIATE AND SUBSTANTIAL DILUTION

     After giving effect to the sale by the Company of the 1,010,000 shares of Common Stock being offered hereby at a public offering price of $7.00 per share (assuming no exercise of the Underwriters' over-allotment option and application of the net proceeds therefrom), there will be an immediate increase in the Company's net tangible book value of $.71 per share and an immediate dilution of $2.35 per share to investors who purchase Common Stock pursuant to this Offering. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

     The 1,335,000 shares of Common Stock held by Riviera Holding Company, owned 100% by Kenneth K. Rieth, Motor Wheel Corporation and 125,000 shares owned by NBD Bank after the date of this Prospectus will be eligible for sale in accordance with Rule 144 under the Securities Act of 1933, as amended, 90 days following the date of this Prospectus. Under Rule 144, shareholders who have held fully-paid shares for at least two years may sell them without registration under certain conditions. The sale of a significant portion of these shares in the open market could have a material adverse effect on the market price of the Common Stock. However, Riviera Holding Company and Motor Wheel Corporation have agreed with the Representative that they will not sell or otherwise dispose of any Common Stock for two years from the date of this Prospectus without the consent of the Representative. NBD Bank has agreed with the Representative that it will not sell or otherwise dispose of any Common Stock for one year from the date of this Prospectus without the consent of the Representative. See "Shares Eligible for Future Sale" and "Underwriting."

     Riviera Holding Company and Motor Wheel have executed a written Shareholders Agreement (the "Shareholders Agreement") dated October 31, 1996. Pursuant to the Shareholders Agreement, Motor Wheel has granted Riviera Holding Company an option to purchase all shares of stock of the Company held by Motor Wheel. The purchase price under this option is $3.0 million or $4.11 per share. This option will lapse on October 31, 1997. Riviera Holding Company has agreed to assign certain of its rights pursuant to this option to the Company. See "Principal Shareholders -- Shareholders Agreement" and "Shares Eligible for Future Sale."

PREFERRED STOCK

     The Board of Directors of the Company is authorized to issue, without any further action on the part of the Company's shareholders, up to 200,000 shares of preferred stock (the "Preferred Stock") in one or more series with such designations, preferences, limitations and other rights, including voting rights, as are determined by the Board of Directors from time to time. The issuance of such shares of preferred stock could result in the dilution of the voting power of the shares on Common Stock purchased in this Offering and could have a dilutive effect on earnings per share. See "Description of Capital Stock."

ABSENCE OF PRIOR MARKET FOR COMMON STOCK

     There has been no public market for the Common Stock of the Company prior to this Offering. There can be no assurance that an active public market for the shares will develop or be sustained after this Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock offered hereby was determined by negotiations between the Company and the Representative and may not be indicative of the market price of the Common Stock in the future. See "Underwriting." The trading price of the Company's Common Stock in the future could be subject to wide fluctuations in response to quarterly variations in operating results of the Company or its competitors, changes in analysts' estimates of the Company's financial performance, regulatory developments, general industry conditions, worldwide economic and financial conditions, and other factors. During certain periods, the stock markets have experienced extreme price and volume fluctuations. In addition, securities sold in initial public offerings have been especially susceptible to price volatility. These broad market fluctuations and other factors may adversely affect the market price of the Company's Common Stock.

DEBT COVENANT VIOLATIONS

     In connection with the Company's revolving line of credit and notes payable to bank the Company has agreed to certain covenants. The agreements require the Company to maintain working capital and net worth at specified levels, do not permit the debt-to-equity ratio to exceed a specified amount, and prohibit the payment of cash dividends. The Company presently is not in compliance with certain of these covenants. As a consequence the bank could (but to date has chosen not to) pursue collection of all amounts due which could result in the liquidation of the Company. After application of the proceeds of this Offering, the Company expects to be in compliance with all such covenants then applicable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 1,010,000 shares of Common Stock offered hereby at a public offering price of $7.00 per share are 5,723,500 ($6,646,200 if the Underwriters' over-allotment option is exercised in full). The Company intends to apply the net proceeds to reduce financial institution debt which was incurred for fixed asset acquisition (approximately $1,557,119) and repay working capital borrowed for its sales growth (approximately $4,166,381). The unused credit on the Company's revolving line of credit available to the Company may be used to acquire additional fixed assets, retire all outstanding 8% cumulative preferred stock and for working capital and other general corporate purposes, including accommodating growth and future production through the addition of plant and equipment acquisitions and payment of a preferential dividend previously declared (see "Dividend Policy"). As of the date of this Prospectus, there are no agreements or understandings with respect to specific acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The fixed asset acquisition debt bears interest at the annual interest rate of 12.25% ($256,962 due February 28, 1997), 9.9% ($995,019 due
March 1, 1999) and 7.0% ($305,138 due September 1, 1998). The working capital borrowing ($9,795,585) bears annual interest at the rate of prime plus 4% and is due February 28, 1997. Upon completion of this Offering and application of the proceeds therefrom, the Company intends to restructure its bank debt into a $8.0 million revolving line of credit, of which approximately $2,500,000 will be drawn upon closing, and a $3.25 million, 5 year term loan bearing annual interest at the rate of prime plus 1%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company believes that this line of credit, the lower cost of such funds and internally generated cash flow will be sufficient to cover anticipated cash needs through 1997.

                                    DILUTION

     As of November 30, 1996, the net tangible book value per share of Common Stock of the Company was $3.94. "Net tangible book value per share" represents the book value of the Company's tangible assets less the amount of its liabilities, divided by the number of shares of Common Stock outstanding. Upon completion of this Offering, 2,470,000 shares of Common Stock will be outstanding with a pro forma net tangible book value per share of $4.65. As a result of this Offering, there will be an immediate dilution to new investors of approximately $2.35 per share. "Dilution" represents the difference between the price per share paid by new investors in this Offering and the pro forma net tangible book value per share as of November 30, 1996, after giving effect to this Offering. The following table illustrates this dilution:

Initial public offering price per share.....................             $7.00
  Net tangible book value per share before this Offering....    $3.94
  Increase in net tangible book value per share attributable
     to new investors.......................................     0.71
Pro forma net tangible book value per share after this
  Offering..................................................              4.65
                                                                         -----
Dilution per share to new investors.........................             $2.35
                                                                         =====

     The following table summarizes, as of the completion of this Offering, the differences between the effective cash contributions paid by the existing shareholders of the Company and the new investors with respect to the number of shares purchased from the Company, the total consideration paid, and the average price per share.

                                                  SHARES PURCHASED              TOTAL CONSIDERATION
                                                --------------------    -----------------------------------
                                                 NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                                 ------      -------      ------       -------    ---------
Existing shareholders.......................    1,460,000      59.0%    $ 4,693,150      39.9%      $3.21
New investors(1)............................    1,010,000      41.0%      7,070,000      60.1%       7.00
                                                ---------     -----     -----------     -----       -----
       Total................................    2,470,000     100.0%    $11,763,150     100.0%
                                                =========     =====     ===========     =====

-------------------------
(1) Assumes the sale of 1,010,000 shares of Common Stock at an initial public offering price of $7.00 per share.

                                DIVIDEND POLICY

     The Company has never paid dividends on its common stock and currently intends to retain future earnings in order to provide funds for the operation and expansion of its business and, accordingly, does not anticipate paying cash dividends in the foreseeable future. Furthermore, the Company's current lending arrangement with its principal commercial lender prohibits the payment of common stock dividends without the consent of the lender and the Company anticipates that any future lending facilities will include similar restrictions. Such restrictions could limit the Company's ability to pay common stock dividends in the future.

     Pursuant to the Shareholder Agreement dated October 31, 1996 between Motor Wheel and Riviera Holding Company, the Company has declared a preferential dividend of approximately $170,000 on the shares of Common Stock of the Company owned by Riviera Holding to pay the income tax payable by Riviera Holding Company as a result of the lapse of options by Motor Wheel to purchase common stock owned by Riviera Holding Company and as a result of the dividend itself. This dividend has been consented to by all directors and both existing shareholders of the Company. The dividend cannot be paid until consented to by the Company's primary commercial lender. The Company expects to receive such consent upon completion of this Offering.

                                 CAPITALIZATION

     The following table sets forth the actual short-term debt and capitalization of the Company at November 30, 1996. Also set forth is such data, pro forma, to give effect to the sale by the Company of the 1,010,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom.

                                                                    NOVEMBER 30, 1996
                                                                -------------------------
                                                                ACTUAL     AS ADJUSTED(1)
                                                                ------     --------------
                                                                     (IN THOUSANDS)
                                                                       (UNAUDITED)
Notes Payable and Capital Leases -- Current(2)..............    $11,053       $   650
                                                                =======       =======
Long-term Debt Obligations, less current portions(2)........    $   738       $ 5,508
Long-term Capital Leases, less current portions(2)..........         --            --
Preferred Stock, no par value, 200,000 shares authorized and
  none outstanding..........................................         --            --
  8% Cumulative Preferred Stock, $5 par value, $100
  redemption value -- 950 shares authorized and
  outstanding...............................................         91            --
Common Stockholder's Equity:
Common Stock, no par value --
  9,798,575 shares authorized, 1,460,000 shares outstanding,
  2,470,000 as adjusted.....................................      4,393        10,117
Retained Earnings...........................................      1,367         1,367
                                                                -------       -------
       Total Stockholder's Equity...........................      5,760        11,484
                                                                -------       -------
Total Capitalization........................................    $ 6,589       $16,992
                                                                =======       =======

-------------------------
(1) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

(2) See Notes 5 and 10 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     The following selected financial data for each of the five fiscal years in the period ended August 31, 1996 is derived from financial statements which have been audited by Plante & Moran LLP, independent public accountants, and should be read in conjunction with the Financial Statements and Notes thereto included elsewhere herein. The Statement of Operation Data for the three months ended November 30, 1996 and 1995, and the Balance Sheet Data at November 30, 1996, are derived from unaudited financial statements of the Company that include all adjustments, consisting of only normal recurring adjustments, that the Company considers necessary for a fair presentation of its results of operations for such periods. The results of operations for the three months ended November 30, 1996 are not necessarily indicative of results to be expected for the entire year.

                                                                                             THREE MONTHS ENDED
                                                       YEAR ENDED AUGUST 31,                    NOVEMBER 30,
                                          -----------------------------------------------   ---------------------
                                           1992      1993      1994      1995      1996      1995           1996
                                           ----      ----      ----      ----      ----      ----           ----
                                                 (IN 000'S EXCEPT PER SHARE DATA)                (UNAUDITED)
STATEMENT OF OPERATION DATA:
Sales..................................   $13,207   $18,946   $22,425   $22,225   $18,334   $4,934         $5,480
Gross Profit...........................     1,160     1,788     2,749     4,108     3,398      884          1,085
Income (loss) from Operations..........      (311)      318     1,635     2,206     2,043      463            654
Interest Expense.......................       780       856     1,415     1,749     1,670      367            403
Other Income...........................       265       244       139       106       227       37             15
Other Expense(1).......................         0     2,247       532         0         0        0              0
Income (loss) before income taxes......      (826)   (2,541)     (173)      563       600      133            267
Income Taxes (Benefits)................      (312)     (252)     (134)       77       204       45             91
                                          -------   -------   -------   -------   -------   ------         ------
Net Income (Loss) available for common
  shares...............................   $  (536)  $(2,314)  $   (69)  $   450   $   367   $   80         $  172
                                          =======   =======   =======   =======   =======   ======         ======
Net Income (loss) per common
  share(2).............................     $(.37)   $(1.58)    $(.05)     $.31      $.25     $.06           $.12
                                          =======   =======   =======   =======   =======   ======         ======
Supplementary Net Income (loss) per
  common share, as adjusted(3).........                                              $.34                    $.12
                                                                                  =======                  ======
OTHER DATA:
Depreciation & amortization............       991       993     1,214     1,438     1,272      313            322
                                          =======   =======   =======   =======   =======   ======         ======

                                                   AS OF AUGUST 31,                     AS OF NOVEMBER 30, 1996
                                    -----------------------------------------------   ---------------------------
                                     1992      1993      1994      1995      1996     ACTUAL    AS ADJUSTED(3)(4)
                                     ----      ----      ----      ----      ----     ------    -----------------
                                                                                              (UNAUDITED)
BALANCE SHEET DATA:
Working Capital (Deficiency).....   $   421   $(2,727)  $(4,273)  $(3,966)  $(3,669)  $(3,463)       $ 6,940
Total Assets.....................    20,824    22,927    26,439    21,706    22,928    22,154         22,154
Current Portion of Long-term Debt
  & Capital Leases...............       796     2,935     3,129     2,256     1,336     1,258            650
Revolving Line of Credit.........     5,110     8,127     9,461     6,866    10,242     9,796          2,908
Long-term Capital Leases & Term
  Debt, less current portion.....     3,173     1,178     2,715     1,830     1,002       738          2,600
Redeemable Preferred Stock.......        54        80       109       111       139        91             --
Common Stockholder's Equity......     7,153     4,839     4,770     5,220     5,588     5,760         11,484

-------------------------
(1) Other Expense includes the following: For 1993, amount represents loss from related company as a write-off of $1,687,000 of preferred stock in related company and write-off of receivable from such entity of $560,000. For 1994, amount represents $532,000 in costs associated with vacant facility space formerly leased to a related company. See "Business -- Legal Proceedings."

(2) Based upon Common Stock outstanding of 1,460,000 shares.

(3) See Note 18 of Notes to Financial Statements.

(4) Adjusted to give effect to the sale by the Company of 1,010,000 shares of Common Stock offered hereby at an initial price of $7.00 per share, less applicable underwriting discounts and commissions and estimated offering expenses payable by the Company and the effect of restructuring its bank debt. See "Risk Factors -- Debt Covenant Violations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, the components of the Company's statements of operations as a percentage of sales.

                                                                                                  THREE MONTHS
                                                                                                      ENDED
                                                    FISCAL YEAR ENDED AUGUST 31,                  NOVEMBER 30,
                                          ------------------------------------------------       ---------------
                                          1992       1993       1994       1995       1996       1995       1996
                                          ----       ----       ----       ----       ----       ----       ----
                                                                                                   (UNAUDITED)
STATEMENT OF OPERATION DATA:
Net Sales.............................    100%       100%       100%       100%       100%       100%       100%
Gross Margin..........................      9          9         12         18         19         18         20
Income from Continuing Operations.....     (2)         2          7         10         11          9         12
Interest Expense......................      6          5          6          8          9          7          7
Other Income..........................      2          1          1          1          1          1         --
Other Expense.........................     --         12          2         --         --         --         --
Income (loss) before income taxes.....     (6)       (13)        --          3          3          3          5
Federal Income Tax (Benefit)..........     (2)        (1)        --          1          1          1          2
                                          ---        ---        ---        ---        ---        ---        ---
Net Income (Loss).....................     (4)%      (12)%       --%         2%         2%         2%         3%
                                          ===        ===        ===        ===        ===        ===        ===
OTHER DATA:
Depreciation and Amortization.........      8%         5%         5%         6%         7%         6%         6%

COMPARISON OF THREE MONTHS ENDED NOVEMBER 30, 1996 AND NOVEMBER 30, 1995

     Revenue. Total Revenue increased by 11% from approximately $4.9 million for the quarter ended November 30, 1995, to approximately $5.5 million for the quarter ended November 30, 1996. This increase was due to the timing of contracts in process in the comparative periods. As of November 30, 1995 the Company's contracts in process was $5.2 million as compared to $4.9 million as of November 30, 1996 which resulted in the increase in revenue during the quarter ended November 30, 1996.

     Cost of Goods Sold. Cost of goods sold decreased from 82% of total revenue for the quarter ended November 30, 1995 to 80% for the quarter ended November 30, 1996. This decrease was largely due to lower direct labor expense (28% of total revenue for the quarter ended November 30, 1995 as compared to 23% of total revenue for the quarter ended November 30, 1996).

     Selling, General and Administrative Expense. Selling, general and administrative expense was approximately $422,000 for the quarter ended November 30, 1995 as compared to $430,000 for the quarter ended November 30, 1996. As a percentage of total revenue, selling, general and administrative expense decreased to 7% for the quarter ended November 30, 1996 as compared to 8% for the quarter ended November 30, 1995.

     Interest Expense. Interest expense was approximately $367,000 for the quarter ended November 30, 1995 as compared to $403,000 for the quarter ended November 30, 1996. This increase was due to the higher revolving line of credit balance during these comparative periods ($9.8 million as of November 30, 1996 as compared to $9.2 million as of November 30, 1995).

COMPARISON OF FISCAL YEARS ENDED AUGUST 31, 1996 AND AUGUST 31, 1995

     Revenue. Total revenue decreased by 17% from approximately $22.2 million for the year ended August 31, 1995 ("Fiscal 1995"), to approximately $18.4 million for the year ended August 31, 1996 ("Fiscal 1996"). This decrease was due to the timing of contracts in process and the Company's contract backlog. Contracts in process as of August 31, 1996 was approximately $2.2 million higher than as of August 31, 1995

(an increase of 69%) and the Company's backlog as of August 31, 1996 was $6.4 million higher than as of August 31, 1995. This backlog will reasonably be reflected in revenue during 1997.

     Cost of Goods Sold. Cost of goods sold decreased from $18.1 million in Fiscal 1995 to $14.9 million in Fiscal 1996. This was due to the decrease in revenue when comparing the same periods. As a percentage of total revenue, cost of goods sold remained consistent at 81.5% for Fiscal 1996 from Fiscal 1995.

     Selling, General and Administrative Expense. Selling, general and administrative expense was approximately $1.3 million for Fiscal 1996, a decrease of 32% from approximately $1.9 million for Fiscal 1995. As a percentage of total revenue, selling, general and administrative expense decreased from 8.8% in 1995 to 7.0% for Fiscal 1996. This decrease was largely due to legal and professional (a decrease of $134,000), amortization (a decrease of $47,000), and administrative salaries (a decrease of $128,000).

     Interest Expense. Interest expense was approximately $1.7 million for Fiscal 1996, a decrease of 5% from approximately $1.8 million for Fiscal 1995. As a percentage of total revenue, interest expense increased from 8% for Fiscal 1995 to 9% for Fiscal 1996. This was primarily due to the increase in average short-term outstanding debt of $11.1 million in Fiscal 1996 as compared to $10.7 million in Fiscal 1995.

COMPARISON OF FISCAL YEARS ENDED AUGUST 31, 1995 AND AUGUST 31, 1994

     Revenue. Total revenue decreased by 1% from approximately $22.4 million for the year ended August 31, 1994 ("Fiscal 1994"), to approximately $22.2 million for the year ended August 31, 1995 ("Fiscal 1995"). The Company must finance its construction-in-process and accounts receivable. Due to the nature of this process, each dollar of annual sales volume requires approximately $.50 of working capital financing. The inability of the Company to obtain additional working capital has therefore restricted its ability to increase sales.

     Cost of Goods Sold. Cost of goods sold decreased from $19.7 million for Fiscal 1994 to $18.1 million for the year ended August 31, 1995. As a percentage of total revenue, cost of goods sold decreased from 88% for the year ended August 31, 1994 to 82% for the year ended August 31, 1995. This decrease was largely due to the Company subcontracting less of its machining requirements (decrease of $124,000), outside pattern services (decrease of $327,000) and outside engineering services (decrease of $290,000).

     Selling, General and Administrative Expense. Selling, general and administrative expense was approximately $1.9 million for Fiscal 1995, an increase of 73% from approximately $1.1 million for Fiscal 1994. As a percentage of total revenue, selling, general and administrative expense increased to 9% for Fiscal 1995 as compared to 5% for Fiscal 1994, primarily due to an increase in legal expense ($81,000), State of Michigan Single Business Tax ($158,000) and during Fiscal 1994, the Company received final information on dividends from its workers compensation and health insurance carrier which resulted in refunds of $102,000 and $159,000, respectively, which were recorded in Fiscal 1994 as a reduction to the appropriate expense. For 1995, no dividends were received from the workers compensation insurance carrier and a $65,000 refund was received from the Company's health insurance carrier.

     Interest Expense. Interest expense was approximately $1.7 million for Fiscal 1995, an increase of 24% from approximately $1.4 million for Fiscal 1994. As a percentage of total revenue, interest expense increased from 6% for Fiscal 1994 to 8% for Fiscal 1995, primarily due to increased short-term borrowing levels (the average short-term borrowings outstanding during Fiscal 1995 was $1.6 million higher than Fiscal 1994), increase in the interest rate charged by the Company's primary lender on outstanding debt (an increase of 2.55%) bank fees of $173,000 paid to its primary lender in extending its revolving line of credit and term debt, and the Company incurred additional long-term debt of $2.5 million in the fourth quarter of 1994 for the acquisition of capital assets which resulted in an additional $208,000 of interest expense in Fiscal 1995.

COMPARISON OF FISCAL YEARS ENDED AUGUST 31, 1994 AND AUGUST 31, 1993

     Revenue. Total revenue increased by 18% from approximately $18.9 million for the year ended August 31, 1993, to approximately $22.4 million for the year ended August 31, 1994 primarily due to increase in amount of contracts with Chrysler Corporation and Ford Motor Company.

     Cost of Goods Sold. Cost of goods sold increased from $17.2 million for the year ended August 31, 1993 to $19.7 million for the year ended August 31, 1994. As a percentage of total revenue, cost of goods sold decreased from 91% for the year ended August 31, 1993 to 88% for the year ended August 31, 1994. The increase in cost of sales (an increase in labor of $1.6 million and $1.0 million in direct materials) was largely due to an increase of 18% in revenue for the year ended August 31, 1994 over the prior year.

     Selling, General and Administrative Expense. Selling, general and administrative expense was approximately $1.1 million for the year ended August 31, 1994, a decrease of 23% from approximately $1.5 million for the year ended August 31, 1993. As a percentage of total revenue, selling, general and administrative expense decreased to 5% in 1994 as compared to 8% for 1993. This decrease was largely due to dividends received from the Company's workers compensation and health insurance carriers in 1994 (a total of $261,000 as compared to $0 in 1993) and a decrease in the State of Michigan Single Business Tax (a decrease of $173,000 as compared to 1993).

     Interest Expense. Interest expense was approximately $1.4 million for the year ended August 31, 1994, a increase of 65% from approximately $856,000 for the year ended August 31, 1993. As a percentage of total revenue, interest expense increased from 5% for the year ended August 31, 1993 as compared to 6% for the year ended August 31, 1994, primarily due to increased borrowing levels necessary to finance growth in revenue (average outstanding short-term debt increased from $6.3 million in 1993 to $9.1 million in 1994) and an increase in the interest rate (3% per annum) the Company's primary lender charged on outstanding debt.

     Other Expense. In July of 1992, the Company contributed machinery, equipment, inventory, work-in-process and receivables related to the business of building plastic injection molds to a joint venture that then became known as Leap Technologies, Inc. The Company contributed assets valued at $5.4 million and Leap Technologies, Inc. assumed debts in the amount of $3.7 million, and the Company received $1.7 million of preferred stock. In Fiscal 1993, Leap Technologies, Inc. was liquidated and the Company wrote-off its preferred stock in Leap Technologies, Inc. ($1,687,000) and accounts receivable from the related company ($560,000). During the year ended August 31, 1994, the Company absorbed the cost of the unleased Leap Technologies, Inc. facility space ($532,000) and then leased such space to an unrelated company.

FEDERAL INCOME TAX.

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the year. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between book and tax accounting and operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

     As of November 30, 1996, the Company had approximately $3.8 million of net operating loss carryforwards that expire 2006 through 2009, investment tax credit carryforwards of approximately $246,700 that expire 1998 through 2003 and alternative minimum tax credits of approximately $40,000, the use of which does not expire.

LIQUIDITY AND CAPITAL RESOURCES.

     The Company's needs for capital have been extensive over the period presented. Bank borrowings have increased primarily to acquire fixed assets and to finance the increase in trade accounts receivable and contracts in process, as the OEMs typically do not make progress payments on tooling contracts. The Company has financed these needs through internally generated funds, bank financing, and various capital and operating leases. Cash provided from (used by) operating activities was $183,926 in 1994, $4,991,021 in 1995,

($977,133) in 1996 and $942,680 for the quarter ended November 30, 1996. The capital used by operations in 1996 was primarily due to changes in the Company's Accounts Receivable, Contracts in Process, and current liabilities accounts and for the quarter ended November 30, 1996, the primary change was the decrease in Contracts in Process.

     The Company utilized $3,005,247, $575,401, $319,308 and $50,808 of Cash
Flows from Investing Activities in 1994, 1995, 1996 and the quarter ended November 30, 1996, respectively. In 1994 and 1995 the most significant items were the acquisition of $2,849,684 and $585,248 of capital assets, respectively.

     From Financing Activities in 1994 the Company incurred additional long-term debt for the acquisition of capital assets. In 1995, the reduction of short-term debt was a result of the decrease in accounts receivable and application of such proceeds to the revolving line of credit. For 1996, the increase in the short-term debt resulted from the increase in Contracts in Process and decrease in Accounts Payable accounts, and the Company incurred $333,325 of costs in connection with this Offering which have been capitalized. These capitalized costs will be expensed or charged to paid in capital upon completion of this Offering. For the quarter ended November 30, 1996 the Company decreased short-term debt which resulted from the decrease in Contracts in Process and increase in Accounts Payable.

     In connection with the Company's line of credit and note payable to bank as of November 30, 1996, the Company has agreed to certain covenants. The agreement requires the Company to maintain minimum working capital and net worth of $200,000 and $6,000,000, respectively, to keep its combined debt-to-equity ratio at less than 3 to 1, and prohibits the payment of cash dividends. As of November 30, 1996 the Company had working capital deficit of ($3,463,183), net worth of $5,759,602, and a debt-to-equity ratio of 2.85 to 1. As a result, the Company has classified those debt obligations as current liabilities. Although the bank has extended the terms of the obligations to February 28, 1997, it has not waived its rights under the agreement. See "Risk Factors -- Debt Covenant Violations."

     After application of the proceeds from this Offering, the Company's adjusted total bank debt as of November 30, 1996 would be $6,158,000, of which $650,000 would be short-term and the balance long-term. See "Use of Proceeds." The Company has received a commitment from LaSalle National Bank, to restructure its bank debt into a $8,000,000 line of credit and a $3,250,000, 5 year term loan, with amortization commencing the first month after closing. The Company is also exploring the possibility of issuing up to $10.0 million of publicly traded debt securities in place of the term loan portion of the bank debt. The Company believes that the unused portion of this credit line and the lower cost of such funds, together with funds generated from operations, will be sufficient to cover anticipated cash needs through 1997. However, depending on the level of future sales, an expanded credit line may be necessary to finance increases in trade accounts receivable and contracts in process. The Company believes it will be able to obtain such expanded credit line, if required, on generally the same terms as the proposed new credit line.

     The LaSalle commitment to restructure the Company's bank debt calls for an interest rate equal to the bank's floating prime rate plus 1% on the credit line and term loan. This compares to rates of 4% in excess of prime rate on the Company's present bank debt. The $3,250,000 long-term portion of the restructured debt would be repayable in equal monthly installments over five years. The credit line utilization is based on a formula of 80% of eligible accounts receivable, and 40% of contracts in process. Under this formula, approximately $2.0 million of the credit line would be available to the Company. The entire restructured bank debt would be secured by substantially all of the Company's assets, as is the case with the existing bank debt.

INFLATION.

     The Company has no long-term, fixed price contracts. Historically, the Company has been able to reflect increases in the prices of labor and material in its selling prices. The Company expects that this will continue to be the case.

                                    BUSINESS

GENERAL

     The Company is a leading manufacturer of large scale, complex stamping die systems used to form sheet metal parts. Most of the stamping die systems sold by the company are used in the production of automobile and truck body parts such as doors, door frames, structural components and bumpers. The following table indicates the Company's sales (in thousands) and percentage of total sales by customer for each of the last five fiscal years for the period ended August 31 and the three months ended November 30, 1995 and 1996.

                                                        YEAR ENDED AUGUST 31,
                            -----------------------------------------------------------------------------
                                1992            1993            1994            1995            1996
                            -------------   -------------   -------------   -------------   -------------
                            AMOUNT     %    AMOUNT     %    AMOUNT     %    AMOUNT     %    AMOUNT     %
                            ------     -    ------     -    ------     -    ------     -    ------     -

Chrysler Corporation......  $ 2,912    22%  $ 8,949    47%  $ 6,885    31%  $ 5,291    24%  $ 4,622    25%
Suppliers of Chrysler
  Corporation.............    2,129    16         0     *         0     *         0     *         0     *
Ford Motor Company........    1,342    10       231     1     1,852     8     1,511     7     2,061    11
Suppliers of Ford Motor
  Company.................    4,120    31     7,610    40     6,951    31    12,172    55     3,042    17
General Motors Corp. .....    2,449    18         0     *         0     *       225     1     2,297    13
Suppliers of General
  Motors Corp. ...........        0     *         0     *         0     *       140     *     1,560     9
Other auto and truck
  manufacturers and
  their suppliers.........      255     3     2,156    12     6,737    30     2,886    13     4,752    25
                            -------   ---   -------   ---   -------   ---   -------   ---   -------   ---
    Total Sales(1)(2).....  $13,207   100%  $18,946   100%  $22,425   100%  $22,225   100%  $18,334   100%
                            =======   ===   =======   ===   =======   ===   =======   ===   =======   ===

                                THREE MONTHS ENDED
                                   NOVEMBER 30,
                            ---------------------------
                                1995           1996
                            ------------   ------------
                            AMOUNT    %    AMOUNT    %
                            ------    -    ------    -
                                    (UNAUDITED)
Chrysler Corporation......  $ 493     10%  $2,605    48%
Suppliers of Chrysler
  Corporation.............      0      *     124      2
Ford Motor Company........    298      6     794     14
Suppliers of Ford Motor
  Company.................  1,288     26   1,131     21
General Motors Corp. .....  1,214     25     461      8
Suppliers of General
  Motors Corp. ...........    488     10       0      *
Other auto and truck
  manufacturers and
  their suppliers.........  1,153     23     365      7
                            ------   ---   ------   ---
    Total Sales(1)(2).....  $4,934   100%  $5,480   100%
                            ======   ===   ======   ===

-------------------------
 *  Less than 1.0% of the Company's total sales.

(1) Sales to Motor Wheel Corporation were $6.9, $2.7, $2.5, $2.8, $2.0, $.7 and $.2 million for fiscal years 1992 through 1996 and the three months ended November 30, 1995 and 1996, respectively, and are all included above. Included in sales to Motor Wheel Corporation sales are die construction contract underutilization charges (see "Certain Transactions") of $62,472, $462,543, $110,744, $246,011, $72,245, $72,245 and $0 for fiscal years 1992 through 1996 and the three months ended November 30, 1995 and 1996, respectively.

(2) In conjunction with the Shareholders Agreement between Riviera Holding Company and Motor Wheel Corporation dated October 31, 1996, a die construction contract was terminated retroactive to December 31, 1995 and no underutilization charges are included in sales thereafter. See "Certain Transactions" and "Principal Shareholders -- Shareholders Agreement."

INDUSTRY TRENDS

     Several significant trends within the North American automotive industry have had, and are likely to continue to have, an impact on the Company's business. Over the past several years, the industry has required that its tool suppliers utilize advanced computer integrated technology. This has required significant capital investment. In some cases, being unable or unwilling to make this investment, many independent tooling suppliers have exited the business. This has decreased the available domestic tooling capacity and has resulted in fewer qualified suppliers.

     The automotive industry's trend towards shorter product life cycles and introduction of a greater number of vehicle models will create growing demand for the Company's complex tooling systems. In accordance with this trend, the OEMs are forming alliances with select suppliers which have the technological capability to successfully perform simultaneous engineering of product and manufacturing processes from concept to completion at the supplier level and utilizing computer data based design, manufacturing and validation processes. The OEMs have formed "Platform" teams which provide the organizational structure for this simultaneous engineering process, and have included their critical or key suppliers in these teams. This simultaneous engineering concept allows model changes to be implemented more quickly and cost-effectively. By involving the ultimate tool and die manufacturer early in the design process, the OEMs are better able to design-in more cost-effective manufacturing processes, improve product quality, and avoid costly changes downstream. Chrysler and Ford are currently operating Platform teams and management believes that General Motors will implement this concept within the near future.

     The emphasis on designing and manufacturing more fuel efficient vehicles as the result of federal Corporate Average Fuel Economy ("C.A.F.E.") regulation has produced many new vehicle designs. In addition, automobile manufacturers are utilizing light-weight, high strength steels and aluminum in new model designs in order to decrease the weight of the vehicle and increase fuel efficiency. Therefore, suppliers will be required to have the ability to work with these types of materials in order to remain competitive. The Company has established an expertise in manufacturing dies used in the production of structural components made of light-weight, high strength steels and aluminum.

     Chrysler, Ford and General Motors have developed "cash accumulation policies." These policies entail the establishing and maintaining of cash reserves to fund new model development during industry downturns. These policies should create increased and more stable demand for the Company's products and services in the future. As of September 30, 1996, Chrysler had accumulated $7.5 billion and Ford $13.0 billion for such development during future industry downturns.(1) General Motors reported cash accumulation reaching $13.0 billion -- or $18.4 billion on a consolidated basis, and stated that "This will enable us to weather the next industry down cycle without sacrificing any of our product programs, which is critical for long-term success".(2)

     Efforts by OEMs and their suppliers to reduce labor and other manufacturing costs have resulted in their tending to combine common parts into a single stamping press and reduce the number of "hits" required to manufacture a part. In addition, utilization of transfer presses has increased demand for transfer dies to reduce labor cost at the OEMs and their suppliers. The Company believes that it is one of only a few North American independent suppliers that have the capability to both design and produce large complex transfer dies.

     Management believes these industry trends will continue with emphasis on simultaneous engineering and manufacturing processes centered around the utilization of fully computer integrated technologies. This should increase the Company's customer relationships with and importance to the OEMs and their tier one suppliers of sheet metal stamped parts and assemblies.

PRODUCTS AND SERVICES

     Dies. The Company's dies are used in the high speed production of sheet metal stamped parts and assemblies. Production of such parts is a multiple step process involving a series of dies. Typically, the first die is used to cut the appropriate size metal blank from a sheet or coil of steel. The next die draws the metal blank into its primary shape and subsequent dies are used to bend edges or corners, create flanges, trim off excess metal and pierce assembly holes. A customer usually orders only one series of dies for each separate part. Normally, the dies do not require replacement due to usage because the life of well maintained dies is sufficient to carry production to the point when styling changes dictate production of new dies. The dies manufactured by the Company generally include automation features, adding to the complexity of design and construction. These automation features facilitate rapid introduction and removal of the work piece or raw material into and out of the die, thereby increasing production speeds and reducing labor cost. A set of stamping dies manufactured by the Company generally sells for between $250,000 and $2,000,000 depending upon size and complexity.

     Simultaneous Engineering of Product and Process. The OEMs are developing organizational structures involving internal design and engineering personnel as well as supplier representatives which they are using to develop new car models. These organizations are called "Platform" teams. This allows full implementation of simultaneous engineering -- the application of the product engineering and process engineering functions simultaneously and early in the process. The Company utilizes advanced Computer Aided Design/Computer Aided Manufacturing ("CAD/CAM") technology to design and manufacture its complex stamping dies. Due to this advanced computer capability, the Company is able to work very closely with its customers and is often assigned to these Platform teams early. Its process engineering input facilitates the teams' goals of introducing new models rapidly and efficiently. The Company has invested significantly to ensure that it remains one of the

-------------------------
(1) Source: Ward's Autoworld, December, 1996.

(2) Source: General Motors Corporation, 1996 Midyear Report to Shareholders, dated September 10, 1996.

few domestic tool and die firms with advanced technology capabilities and is one of only a few independent suppliers capable of receiving and working directly from complex mathematical data received from its OEM customers. Although several of its competitors also utilize CAD/CAM technology, Management believes the Company is one of only a few suppliers who have successfully integrated mathematical data into their on-site design, manufacturing and validation processes across their product line. Management's investment in, and commitment to, advanced technology has solidified its quality reputation with its customers and helped the Company advance to tier one status.

     Prototype Tooling and Parts. With the advent of Platform team and simultaneous engineering methods, the Company has become responsible for the design and manufacture of both the prototype tooling, the final production tooling and specifies the final production process. Prototype tooling and parts are utilized during the design phase of new models which the automobile manufacturers use to validate the fit and function of the respective components and assemblies and the repeatability of the respective production processes. The parts manufactured from prototype tools are also often used in crash testing.

     Typically, prototype tools associated with the primary metal forming operations are manufactured from an alloy casting or mild steel and subsequently machined using the mathematical data base and related Computer Numerically Controlled ("CNC") programs. After machining, the prototype tools are assembled and tested to validate the integrity and repeatability of the final manufacturing process. The results of the validation process are incorporated into the mathematical data base which will then be used to manufacture the final production tools. After testing the primary forming operations, prototype parts are manufactured using special means such as computerized laser cutting machines to trim off excess scrap and to incorporate various slots and holes. These parts are then sent to the automobile manufacturers for further testing and evaluation. The results of this testing and evaluation may require the incorporation of additional design and manufacturing process modifications.

MANUFACTURING

     Traditionally, the die manufacturing process was comprised of various manual steps performed by craftsmen. After being awarded a contract, the Company would be presented with a wooden model of the part to be produced. From the model, plaster tooling aids were constructed. The plaster tooling aids were then traced and cut into steel. The steel was then ground, usually quite extensively, by hand to fit. Validation was also done by hand by measuring specific points on the die face and comparing these to the original design blueprints. Today, with the Company's technology, the design and most of the manufacturing process is computer-driven, which increases accuracy and reduces the time required to produce a set of stamping dies. The process starts when the Company is assigned to a new Platform team and simultaneous engineering begins. An electronic "model" of the part to be produced is transmitted directly to the Company via EDI or sent on computer disk represented as a mathematical database. Company engineers use the mathematical database to generate computer-aided die designs and die face cutter path programs. These cutter path programs are used by the tool makers and machinists to manufacture the inner workings of the tool. Most material is removed and the cutting is done by CNC machine tools which utilize the computer-generated cutter path programs. Depending on the complexity of the tool, a prototype may be manufactured to prove-out the manufacturing process or to provide actual parts for crash testing and to test fit and function. Finally, after the die is constructed, it is evaluated statistically for process repeatability and dimensional validation on the Company's Coordinate Measuring Machine, or CMM. The Company believes, based upon experience and customer discussions, that it is one of a very few North American die suppliers and manufacturers that are able to routinely, and across their product line, completely computer integrate the mathematical database throughout the entire die design, manufacture and validation process at their own facilities. During this automated validation process, the tool is statistically compared to the mathematical database. Having the optimum size and quantity of tryout presses is an important aspect of the construction and validation process, and the Company has therefore invested heavily to ensure its capability in this area.

     On average, 10 months elapse from the time the Company is awarded a contract until the final set of dies is shipped to the customer. The OEMs are facing growing pressure to reduce the time required to introduce a new car model. For example, Chrysler has historically needed three years, on average, to introduce a new model. However, the last small car introduced by Chrysler was introduced in only 31 months. To meet shorter timeframes, OEMs are relying more heavily on simultaneous engineering and integrating suppliers more closely into the design process. This trend helps the Company by requiring more direct relationships between the OEMs and its suppliers such as the Company.

     The steel, castings and other components utilized by the Company in the manufacturing process are available from many different sources and the Company is not dependent on any single source.

MARKETING AND SALES

     The Company's marketing emphasis is on Chrysler, Ford and General Motors and their tier one suppliers. The Company maintains excellent relationships with Chrysler and Ford which directly accounted for about 36% of the Company's revenues in 1996. For the year ended August 31, 1996, Chrysler, Ford, General Motors and their tier one suppliers accounted for approximately 75% of the Company's revenues. For the three months ended November 30, 1995 and 1996, Chrysler, Ford, General Motors and their tier one suppliers accounted for approximately 77% and 93% of the Company's revenues, respectively.

     With the growing use of simultaneous engineering, the Company's marketing goal is to be assigned early to the new model Platforms. As one of only a few technically proficient suppliers assigned to a Platform, the Company's opportunity to win business for a new model is greatly enhanced. The Company works to achieve preferred supplier status with its customers to further increase its chances of being assigned to new model Platforms. The Company currently maintains Preferred Supplier status with Chrysler Corporation and Ford Motor Company. The Company was recently awarded Chrysler's PentaStar quality award, the highest quality award for a single plant supplier, and Ford Motor Company's Q-1 supplier award, an award that has been historically given to suppliers who manufacture parts and assemblies, not to suppliers of tooling. The Company is the first tool and die firm to be awarded the Q-1 status by Ford Motor Company.

     Sales efforts are conducted primarily by Company's President, senior management and project management personnel. Frequent contact is made with the domestic automobile manufacturers and their purchasing agents, Platform managers and tier one suppliers. When the Company has been assigned to a new model Platform Team, the Platform Team manager is contacted to determine those parts and assemblies that will be assigned to various required suppliers. During the design phase, the Company recommends process and design changes to improve the cost and quality of the product. Generally, when the Company is assigned to the Platform Team, orders are obtained directly and without a formal bid process. The Company maintains a comprehensive computer database with historical information regarding dies it has previously manufactured. This assists the Company in quoting prices for dies and enables it to respond to most quotation requests quickly. If the customer decides to accept the Company's quotation, a purchase order is issued subject to price adjustments for engineering changes requested by the customer. Where no Platform Team is assembled, the Company bids on specific tooling assignments, and bids are awarded on a competitive basis among a small group of qualified suppliers.

     For business done with tier one suppliers, the Company's sales process follows a more traditional process. The Company typically receives a package or request for quotation from the tier one supplier and is less involved in the design process of the part to be manufactured. Bids are generally awarded based on technological capability, price, quality and past performance.

BACKLOG AND SEASONALITY

     The Company's backlog of awarded contracts, of which all are believed to be firm, was approximately $13.5 million and $8.8 million as of December 31, 1996 and December 31, 1995, respectively. Of the December 31, 1996 contract backlog, the Company expects all backlog contracts will be reflected in sales during fiscal year ended August 31, 1997. The Company's sales of stamping dies do not follow a seasonal pattern: however, the timing of new model introductions and existing model restyling ("facelifts" and "redos") tooling programs are dependent on Chrysler, Ford and General Motors and their strategy of accelerating the introduction of new models.

COMPETITION

     Large, complex automotive stamping dies are manufactured primarily by three supplier groups: a) domestic independent tool and die manufacturers, b) foreign independent tool and die manufacturers, and c) captive or in-house tool and die shops owned and operated by the OEMs.

     The independent (both domestic and foreign) tool and die manufacturers have experienced a significant reorganization over the past five years as the industry has consolidated. Management believes that during this period, the independent domestic supplier base (those with sales of at least $15 million) was reduced significantly and that fewer than 6 such independent domestic suppliers remain today. Management believes that these 6 competitors have begun to utilize portions of the technology utilized by the Company. Further, significant barriers to entry reduce competition in the large-scale die market. The industry is highly capital intensive and technically complex. Attracting and retaining employees skilled in the use of advanced design and manufacturing technology is a multi-year process. Finally, a new competitor would most likely lack much of the credibility and historical customer relationships that can take years to develop.

     Based upon the responses of 94 sheet metal die manufacturing companies to a 1995 survey by the National Tooling and Machining Association, the annual domestic independent production of tools and dies exceeds $528,000,000. Of those respondents only 12 reported average annual sales in excess of $10.0 million. Based upon the study and the Company's independent knowledge of its direct competitors, the Company believes it is among the 6 largest independent suppliers and that no one supplier is dominant.

     Finally, the OEMs maintain in-house, captive tool and die capacity to meet a portion of their needs. General Motors maintains the largest captive capacity and, based on estimates from various trade publications, supplies an estimated 75-80% of its own die construction needs. Ford produces approximately 50% and Chrysler 25% of their own respective needs. Independent suppliers like the Company tend to have a competitive advantage over the OEMs' in-house die shops due to the OEMs' higher cost structure.

EMPLOYEES

     The Company's work force consists of approximately 139 full-time employees, of which approximately 35 are salaried managerial and engineering personnel. The balance are hourly employees engaged in manufacturing and indirect labor support. Included among these hourly workers are approximately 104 skilled tradesmen who are either journeymen tool and die makers or machinists. None of the Company's employees are covered by a collective bargaining agreement. The Company has not experienced any work stoppages and considers its relations with its employees to be good. The Company has a discretionary contribution 401K plan. The Company has no contingent pension liabilities arising from any defined benefit plan. See "Retirement Savings Plan."

PROPERTIES

     The Company's facilities are located in Grand Rapids, Michigan and consist of approximately 178,000 square feet of space of which 28,000 square feet is utilized for office, engineering and employee service functions, 98,000 square feet is dedicated to the Company's tooling production and 52,000 square feet is under a four-year sublease to an unaffiliated tenant. Constructed in 1989, the facility is leased with a lease term of 20 years. The facility lease provides for annual payments of $934,500 plus an escalation of base rent of 1% for each of the first ten years and 2% for each of the second ten years. The Company has a purchase option on the building at the fair market value beginning in November 1996. The sublease requires annual lease payments of $216,000 commencing August 1, 1994 through July 1, 1996 with annual lease payments of $224,724 commencing August 1, 1996 through July 1, 1998. The sublease has two options for two years each with annual lease payments of $231,468 and $238,412, respectively. The sublease also requires the subtenant to pay 33.7% of common operating expenses of the facility. The facilities were designed and constructed specifically to the Company's manufacturing requirements. The Company believes that its facilities are modern, well maintained, adequately insured and will be adequate and suitable for their present and intended uses.

LEGAL PROCEEDINGS

     The Company is a plaintiff in an action against Fred Borsini, Herbert Keeler and Durametallic Corporation, a Delaware corporation, with Kenneth K. Rieth, Arlene Morris and Riviera Holding Company, a Michigan corporation wholly owned by Kenneth K. Rieth, as co-plaintiffs, filed July 22, 1994, in the Kent County Circuit Court, Grand Rapids, Michigan, Case No. 94-2809-CZ. In July of 1992, the Company contributed machinery, equipment, inventory, work-in-process and receivables related to the business of building plastic injection molds to a joint venture that then became known as Leap Technologies, Inc. Defendants in this action contributed all of the stock of a mold builder then known as Leap Technologies, Inc. The Company contributed assets valued at $5.4 million, the new entity assumed debts in the amount of $3.7 million, and the Company received $1.7 million of preferred stock in the new entity. The Company alleges that the status of the business contributed by the defendants was fraudulently represented to it and the defendants are therefore liable to the Company for all losses sustained as a result of the failure of the venture. The Company is asking for return of its investment plus the additional damages it incurred in the process of liquidating the venture. Management believes that approximately $3,000,000 of damages has been identified, however, the complete damage evaluation is incomplete. One defendant has counterclaimed for breach of representations by the Company without specifying any amount of damages. The Company is not currently involved in other legal proceedings other than ordinary or routine proceedings incidental to its operations. In the opinion of management, no existing proceedings, including the matter involving Leap Technologies, Inc., would have a significant effect on the financial condition, results of operations and cash flows of the Company if determined against the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

The following table sets forth the names of and certain other information concerning the executive officers, directors and key employees of the Company. The Company currently has five directors, Messrs. Rieth, Wood, Collins, Kinstler and Kennedy. Mr. Highley has been selected and has agreed to become a director of the Company subject to the completion of the Offering made hereby, at which time the Company's Board of Directors will be increased in number from five to six directors.

                                                                                             DIRECTOR
               NAME                 AGE                   POSITION                   CLASS    SINCE
               ----                 ---                   --------                   -----   --------
EXECUTIVE OFFICERS AND DIRECTORS
Kenneth K. Rieth(1)...............  37    President, Chief Executive Officer and      III      1980
                                          Director
Leonard H. Wood(1)................  54    Vice President -- General Manager and        II      1988
                                          Director
Peter C. Canepa...................  37    Chief Financial Officer, Secretary and       --        --
                                          Treasurer
John C. Kennedy(1)................  37    Director                                      I      1991
Thomas R. Collins(2)..............  53    Director                                     II      1995
John H. Kinstler(2)...............  47    Director                                    III      1988
Thomas H. Highley(3)..............  55    Director Nominee                              I        --

-------------------------
(1) Designated by Kenneth K. Rieth pursuant to Voting Agreement. See "Principal Shareholders -- Shareholders Agreement."

(2) Designated by Motor Wheel Corporation pursuant to Voting Agreement. See "Principal Shareholders -- Shareholders Agreement."

(3) Nominated by Agreement of Motor Wheel Corporation and Riviera Holding Company. See "Principal Shareholders -- Shareholders Agreement."

     The Board of Directors is divided into three classes: Class I, Class II and Class III. The initial terms of office of directors in Class I, Class II and Class III end following the annual meetings in 1997, 1998, and 1999 respectively. Thereafter directors in each class will serve for three year terms. Executive officers serve at the discretion of the Company's Board of Directors. The Company pays each director who is not a Company employee or an employee of a 10% or more shareholder a fee of $5,000 per year.

     Kenneth K. Rieth -- Mr. Rieth has been a principal owner and President of Riviera Die & Tool since 1980. Mr. Rieth serves as a Director of Autocam Corporation, a designer and manufacturer of close tolerance, specialty metal alloy components for the automotive, electronic and computer industries since 1991.

     Leonard H. Wood -- Mr. Wood has been a Vice President of the Company since 1985 and a Director since 1988. Prior to that time, he was Project Manager with American Motors Corporation.

     Peter C. Canepa -- Mr. Canepa has been with the Company since March of 1994 as the Chief Financial Officer, Secretary and Treasurer. Prior to that time, he was Chief Financial Officer, Treasurer and Director of Frost, Incorporated, a Michigan corporation, a manufacturer of material handling systems components, for more than three years. Mr. Canepa graduated in 1980 with a Bachelor of Science in Accounting and Finance degree from Ohio Wesleyan University.

     John C. Kennedy -- Mr. Kennedy has been a principal owner, Director and President of Autocam Corporation, a designer and manufacturer of close tolerance, specialty metal alloy components for the automotive, electronic and computer industries since 1988.

     Thomas R. Collins -- Mr. Collins has been Controller of the Automotive Brake Division of Hayes Wheels International, Inc., the Parent Company of Motor Wheel Corporation (see "Principal Shareholders"), since July, 1996. Prior to that time, he was Vice President, Treasurer and Chief Financial Officer of Motor

Wheel Corporation, a designer and producer of wheels and brakes for the automotive and commercial highway markets, since 1991. Prior to 1991, he was Comptroller and held other various positions at Motor Wheel Corporation.

     John H. Kinstler -- Mr. Kinstler has been Vice President of Engineering of the Fabricated Wheel Division of Hayes Wheels International, Inc., the Parent Company of Motor Wheel Corporation (see "Principal Shareholders"), since May, 1996. Prior to that time, he was Vice President of Manufacturing of Motor Wheel Corporation since 1992. He was Executive Vice President of Engineering and Quality from 1989 through 1992 and Vice President of Engineering from 1985 through 1989 of Motor Wheel Corporation.

     Thomas H. Highley -- Mr. Highley has been President and C.E.O. of The Empire Company, Inc., a distributor of residential and commercial millwork products, since 1991.

AUDIT COMMITTEE

     The Board of Directors has agreed to form an Audit Committee within 60 days of the completion of this Offering. The Audit Committee will review the results and scope of audits of the Company and other accounting matters. A majority of the members of the Audit Committee will be independent Directors.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth the total compensation earned by each executive officer during the fiscal years ended August 31, 1996, 1995, and 1994 for services rendered to the Company in all capacities during such years.

                                                                             ANNUAL
                                                                         COMPENSATION(1)
                   NAME AND PRINCIPAL                                  -------------------
               POSITION AT AUGUST 31, 1996                   YEAR       SALARY       BONUS      OTHER(2)
               ---------------------------                   ----       ------       -----      --------
Kenneth K. Rieth.........................................    1996      $150,800      $-0-        $  -0-
President, CEO and Director                                  1995       150,800       -0-           -0-
                                                             1994       150,800       -0-           -0-
Leonard H. Wood..........................................    1996      $124,800      $-0-        $7,291
Vice President, General Manager and Director                 1995       124,800       -0-         7,291
                                                             1994       124,000       -0-         7,291
Peter C. Canepa..........................................    1996      $110,500      $-0-        $  -0-
Secretary, Treasurer and CFO                                 1995       110,500       -0-           -0-
                                                             1994        51,150(3)    -0-           -0-

-------------------------
(1) Does not include any value that might be attributable to job-related personal benefits, the annual value of which has not exceeded the lesser of 10% of annual salary plus bonus or $50,000 for each executive officer.

(2) Represents the dollar value of the premiums paid by the Company for life insurance policy maintained in respect of a deferred compensation plan discussed below in "Other Benefits."

(3) Mr. Canepa joined the Company on March 21, 1994.

     The Company's Board of Directors has given Mr. Rieth the authority to set the compensation for Senior Management. Mr. Rieth's salary has been set by the Board of Directors since 1991.

1996 STOCK OPTION PLAN

     The Company's 1996 Stock Option Plan (the "Option Plan") was adopted by the Board of Directors and approved by the shareholders on October 31, 1996. The purpose of the Option Plan is to make options available to employees of the Company to give them a greater personal interest in the success of the Company and an added incentive to continue their employment. Riviera Holding Company, Kenneth K. Rieth and Motor Wheel Corporation are not eligible to participate in the Option Plan. 250,000 shares of Common Stock are reserved for issuance under the Option Plan and the options are intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended.

     The Option Plan is administered by members of the Board of Directors who are not eligible to participate in the Option Plan, or if designated, a committee comprised of such directors. Options granted under the Option Plan are not transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable during the lifetime of the optionee, and so long as the employee does not engage in activity in competition with or contrary to the interests of the Company. No options may be granted under the Option Plan after August 31, 2006.

     The exercise price of options granted under the Plan cannot be less than the fair market value of the underlying shares on the option date grant. The terms of each option and the manner in which it may be exercised will be determined by the administrator subject to the requirement that no option may be exercisable more than ten years after the option grant date. With respect to any option granted to a participant who owns, or is deemed to own, stock possessing more than 10% of the voting rights of the Company's outstanding capital stock at the option grant date, the exercise price of the option must be at least equal to 110% of the fair market value on the date of grant and the option may not be exercisable more than five years after option grant date. Under the terms of the Option Plan, the aggregate fair market value of the Common Stock (determined at the date of the option grant) underlying options granted to any employee and exercisable in any single year may not exceed $100,000.

RETIREMENT SAVINGS PLAN

     The Company has a profit-sharing plan that covers substantially all employees (the "Plan"). The Plan includes a 401(k) deferred compensation option. It is the Company's policy to fund profit-sharing costs accrued on an annual basis. The Plan, as established, allows for discretionary contribution as determined annually by the Company's Board of Directors. No discretionary contribution has been made for 1993, 1994 or 1995.

     Part of the Plan includes a retirement savings plan qualified under Internal Revenue Code Section 401(k) in which all full-time employees may participate. Contributions are made to the plan by participants electing to defer portions of their regular compensation. Amounts elected to be deferred within certain statutory limits (currently $9,500 per year) are not taxable to the participant. The Company matches and contributes up to 15% of the employee's contribution to the 401(k) Plan, up to 2% of the employee's annual wage.

     The Company's 8% Cumulative Preferred Stock is all owned by the Plan. A dividend of $8.00 per share is payable on each July 31 to the holder of each share of such stock and no other dividends can be paid until all such dividends have been paid for all periods the 8% Cumulative Preferred Stock is outstanding. No other dividends are payable in respect of the 8% Cumulative Preferred Stock. The outstanding 8% Cumulative Preferred Stock may be redeemed at any time by the Board of Directors for the price of $100 per share and the remaining 475 shares must be redeemed on July 1, 1997. Upon redemption, all unpaid dividends must also be paid on a pro rata basis through date of redemption. In the event of liquidation of the Company, the holders of shares of 8% Cumulative Preferred Stock are entitled to receive, prior to the holders of shares of all other stock of the Company, ratably an amount up to $100 per share plus all unpaid and accrued dividends to the date of payment. The shares of 8% Cumulative Preferred Stock currently outstanding are duly authorized, validly issued, fully paid, and nonassessable. Holders of 8% Cumulative Preferred Stock have no conversion rights and are not entitled to any preemptive or subscription rights.

     Under the Plan, benefits are payable in a lump sum upon termination of employment with the Company for any reason.

OTHER BENEFITS

     The Company has an Executive Deferred Compensation Plan agreement with Mr. Wood. This Agreement provides that upon death, disability or retirement from service after reaching age 65, the employee or his heir and assigns will receive $50,000 per year for five consecutive years. For each year that employment with the Company is terminated, for any reason, prior to September 1, 1999, the benefit will be reduced by 10% or $5,000 per year. Mr. Wood is age 54.

     The Company has an Employment Agreement with Kenneth K. Rieth. Pursuant to which Mr. Rieth will continue to serve as the Chief Executive Officer and President of the Company. The term of the agreement is for a period of three years beginning September 1, 1996. Pursuant to the agreement with Mr. Rieth, the Company will pay Mr. Rieth a base salary of $150,800 and a bonus of not less than 3.5% of the Company's income before taxes.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     During fiscal 1996 the Board of Directors, then consisting of Directors Kennedy, Wood, Kinstler, Collins and Rieth, had the responsibility of setting executive compensation. Mr. Rieth serves as President and Chief Executive Officer of the Company and serves on the Board of Directors of Autocam Corporation, where Mr. Kennedy is President, Chief Executive Officer and also a member of the Board of Directors. Mr. Rieth also served on the Compensation Committee of Autocam Corporation until August 1995.

CERTAIN TRANSACTIONS

     The Company previously had a contract with Motor Wheel Corporation ("Motor Wheel"), an Ohio corporation, located in Okemos, Michigan, relating to the performance of engineering for and construction of dies to be purchased by Motor Wheel. This contract was terminated October 14, 1996 effective December 31, 1995. Mr. Kinstler, a director of the Company, is Vice President of the Fabricated Wheel Division of Hayes Wheels International, Inc., the Parent Company of Motor Wheel. Mr. Collins, a director of the Company, is Controller of the Automotive Brake Division of Hayes Wheels International, Inc., the Parent Company of Motor Wheel. Motor Wheel owns 50% of the outstanding common stock of the Company and, assuming no exercise of the Underwriters' overallotment option, will own 29.6% of the Company's Common Stock after the sale of the shares described by this Prospectus. This contract provided that the Company would quote such services to Motor Wheel at hourly rates not greater than it had on file with or was actually quoting to any automobile manufacturer. Motor Wheel was required to purchase not less than 155,000 hours of such work, as defined by the contract, or, if less, 85% of its entire domestic consumption of such services if domestic consumption was less than 182,500 hours in any year. In that event, Motor Wheel was required to purchase its foreign consumption of such services from the Company if the Company was competitive in price, quality and delivery. Motor Wheel paid to the Company $72,245 and $246,011 during fiscal 1996 and 1995, respectively, resulting from its having used less than the 155,000 hours minimum. The contract was to terminate on December 31, 1998 and could have been extended for two additional five year terms by Motor Wheel. Pursuant to the Shareholders Agreement between Motor Wheel and Riviera Holding Company dated October 31, 1996, such die construction supply contract was terminated effective December 31, 1995. As a result, no under utilization charges will be received by the Company for any period after December 31, 1995. See "Principal Shareholders -- Shareholders Agreement."

     In connection with the Shareholders Agreement dated October 31, 1996 between Motor Wheel and Riviera Holding Company, the Company has declared a preferential dividend on the shares of common stock of the Company owned by Riviera Holding Company to pay the income tax payable by Riviera Holding Company as a result of the lapse of options by Motor Wheel to purchase common stock owned by Riviera Holding Company and as a result of the dividend itself. The Company has estimated this dividend to be approximately $170,000.

     Riviera Holding Company, owned 100% by Kenneth K. Rieth, had pledged all of its shares of the Company to NBD Bank in connection with commercial lending arrangements not related to the Company. The pledge was terminated effective on the date of this Prospectus pursuant to a settlement agreement between Riviera Holding Company, NBD Bank and Kenneth K. Rieth. Under such settlement agreement, NBD Bank received 125,000 shares of the Common Stock of the Company from Riviera Holding Company, owned 100% by Kenneth K. Rieth, a pledge of co-plaintiffs Kenneth K. Rieth, Arlene Morris, Riviera Holding Company and the Company of all proceeds of the legal action against Fred Borsini, Herbert Keeler and Durametallic Corporation, and a pledge by the Company of $1,000,000 of existing Key Man life insurance on Kenneth K. Rieth. See "Business -- Legal Proceedings" and "Risk Factors -- Dependence on Existing Management." The Company has received no monetary consideration for the pledges by the Company.

Pursuant to the settlement agreement, Kenneth K. Rieth individually has agreed to pay $250,000 to NBD Bank and has guaranteed that NBD Bank will receive an additional $1,000,000 from the aggregate proceeds of the 125,000 shares of Common Stock and the pledges.

     The Company believes that the transactions described above were at prices and terms which were no less favorable to the Company than would have been available in similar transactions with unaffiliated third parties. The policy of the Company is that, in the future, proposed transactions with affiliates of the Company must have the prior approval of a majority of the disinterested members of the Board of Directors and be made on terms no less favorable to the Company than could be obtained from unaffiliated parties.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's articles of incorporation and bylaws provide for indemnification of directors and officers. The Company believes that such indemnification will assist the Company in continuing to attract and retain talented directors and officers in light of the growing risk of litigation directed against directors and officers of publicly held corporations. The Company's articles of incorporation and bylaws provide that the Company shall indemnify each person who may serve or who has served at any time as director or officer, or who at the request of the Board of Directors of the Company may serve or at any time have served as director or officer of another corporation or enterprise, and his or her respective heirs, administrators, successors and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees, and amounts paid in settlement (before and after suit is commenced), actually and necessarily incurred by such person in connection with the defense or settlement of any claim, action, suit, or proceeding in which he or she are made parties, or are a party, or which may be asserted against them or any event, by reason of being or having been director or officer or a director or officer of the Company or any such other corporation or enterprise, if he or she acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, or its shareholders, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was not unlawful. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, by-law, agreement, vote of Shareholders or otherwise.

     The Michigan Business Corporation Act permits Michigan corporations to limit the personal liability of directors for a breach of their fiduciary duty. The Company's articles of incorporation limit liability to the maximum extent permitted by law. The Company's articles of incorporation provide that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of the director's fiduciary duty. However, it does not eliminate or limit the liability of a director for any of the following: (1) a breach of the director's duty of loyalty to the Company or its shareholders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) a transaction from which the director derives an improper personal benefit; (4) making an unlawful loan to a director, officer or employee of the Company; and (5) declaring an unlawful dividend or distribution to shareholders. As a result of this provision, shareholders of the Company may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock and 8% Cumulative Preferred Stock as of November 30, 1996 by (i) persons known by the Company to own more than 5% of the Company's Common Stock; (ii) directors and officers of the Company; and (iii) all officers and directors of the Company as a group. Beneficial ownership includes both voting and investment power.

                                             AMOUNT OF BENEFICIAL                        AMOUNT OF BENEFICIAL
                                          OWNERSHIP PRIOR TO OFFERING                  OWNERSHIP AFTER OFFERING
                                   -----------------------------------------   -----------------------------------------
                                      COMMON STOCK       8% PREFERRED STOCK       COMMON STOCK       8% PREFERRED STOCK
NAME OF BENEFICIAL OWNER OFFICER,  -------------------   -------------------   -------------------   -------------------
  DIRECTORS & 5% SHAREHOLDERS:      SHARES     % TOTAL   SHARES   % TOTAL(1)    SHARES     % TOTAL   SHARES   % TOTAL(1)
---------------------------------   ------     -------   ------   ----------    ------     -------   ------   ----------
Kenneth K. Rieth(2)(3)(4)(7).....  1,335,000    91.4%        *        *        1,335,000    54.1%        *        *
Motor Wheel Corporation(5)(7)....    730,000      50%       --       --          730,000    29.6%       --       --
NBD Bank(6)(7)...................    125,000     8.6%       --       --          125,000     5.1%       --       --
Leonard H. Wood(2)...............         --      --        --       --               --      --        --       --
Peter C. Canepa(2)...............         --      --        --       --               --      --        --       --
John C. Kennedy..................         --      --        --       --               --      --        --       --
                                   ---------    ----      ----       --        ---------    ----      ----       --
All officers and directors as a
  group (6 persons)(1)(3)(4)(5)
  (7)............................  1,335,000    91.4%      *        *  %       1,335,000    54.1%      *        *  %
                                   =========    ====      ====       ==        =========    ====      ====       ==

-------------------------
 *  Beneficial ownership of less than 1% of the class.

(1) Beneficial ownership determined on the basis of the ratio of account balance to total plan assets in Riviera Tool Company Cash or Deferred Compensation Plan, owner of all the outstanding 8% Cumulative Preferred Stock of the Company.

(2) The business address for Messrs. Rieth, Canepa and Wood is 5460 Executive Parkway SE, Grand Rapids, MI 49512.

(3) Riviera Holding Company, 100% owned by Kenneth K. Rieth, owns the Common Stock of Riviera Tool Company.

(4) Includes beneficial ownership of 730,000 shares of common stock owned by Motor Wheel Corporation and subject to purchase by Riviera Holding Company under the Shareholders Agreement and related Stock Option Agreement dated October 31, 1996. Riviera Holding Company has agreed to assign certain of its rights pursuant to the Stock Option Agreement to the Company. See "Principal Shareholders -- Shareholders Agreement" and "Shares Eligible for Future Sale."

(5) John R. Kinstler and Thomas R. Collins are directors of the Company and are Vice President of the Fabricated Wheel Division and Controller of Automotive Brake Division, respectively, of Hayes Wheels International, Inc. Mr. Kinstler owns less than 1% of the common stock of such company. The business address for Mr. Collins and Mr. Kinstler is 38481 Huron River Drive, Romulus, Michigan 48174.

(6) The business address for NBD Bank is 701 First National Building, Detroit, Michigan 48226.

(7) In the event the Company does not exercise its rights under the assignment from Kenneth K. Rieth, see fn (4) above, the option to purchase from Motor Wheel Corporation will revert to Mr. Rieth. The shares owned by NBD Bank could be returned to Mr. Rieth pro rata according to the amount of recovery by NBD Bank pursuant to a pledge of certain litigation and life insurance proceeds. See "Management -- Certain Transactions."

SHAREHOLDERS AGREEMENT

     Riviera Holding Company and Motor Wheel have executed a written Shareholders Agreement (the "Shareholders Agreement") which provides that they will unconditionally and irrevocably vote their respective shares of common stock jointly in structuring the Company's Board of Directors into a board consisting of seven members divided into three classes, two classes consisting of two members and one class consisting of three members. Under such agreement Riviera Holding Company will be entitled to designate three directors and Motor Wheel to designate two directors. Both parties agree unconditionally and irrevocably to vote all of their respective shares of common stock in favor of the persons so designated by each party as directors. The remaining members of the Board of Directors (two directors) may be nominated by any person however, Motor Wheel and Riviera Holding Company have agreed to vote together on nominees for these positions. Voting on all other matters is in the sole discretion of the shareholder.

     Pursuant to the Shareholders Agreement, Motor Wheel has granted Riviera Holding Company an option to purchase all the shares of the Company owned by Motor Wheel. The option is exercisable at a purchase price of $3.0 million, or $4.11 per share, payable within 30 days after notice of exercise. This stock option will lapse on October 31, 1997. Riviera Holding Company has agreed to assign certain of its rights pursuant to this option to the Company. Such assignment is conditioned upon effectiveness of this offering and will be subject to Riviera Holding Company's continued right to exercise its option upon notice to the Company and expiration of a ten-day option period without exercise of the option by the Company.

     Under the Shareholders Agreement Motor Wheel has certain registration rights. Motor Wheel, Riviera Holding Company and the Company have agreed not to register, sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of two years after the date of this Prospectus (the "Lock-Up Period") without the prior written consent of the Representative. Motor Wheel has a demand registration right which is exercisable at any time after the expiration of the "Lock-Up" period. In connection with any Company registration after the expiration of the "Lock-Up" period Motor Wheel has "piggyback registration rights" for all of their shares. However, if in the reasonable opinion of the lead underwriter who is expected to market the securities covered by such registration statement, to the extent the inclusion of such Motor Wheel shares shall be impractical and inadvisable, Motor Wheel shares to be included in such registration shall be reduced pro rata (pro-rata reduction of all shares of selling shareholders included in such registration statement), but only as to such registration statement.

     Under the Shareholders Agreement both Motor Wheel and Riviera Holding Company have specific rights under a proposed sale of the shares of the Company held by either one. Under such provision if either Motor Wheel or Riviera Holding Company proposes to directly or indirectly transfer its shares in the Company, it shall give the other party the right to purchase such shares at the same price, terms and conditions as the proposed transfer. Alternatively, at the election of the other party, the seller must arrange for the purchaser or purchasers to purchase at least identical percentages of the Company shares owned by each of Motor Wheel and Riviera Holding Company immediately prior to such proposed transfer. If such proposed purchaser is purchasing only a given number of shares, then the total number of shares to be sold in such transfer by each of Motor Wheel and Riviera Holding Company shall be reduced pro rata so as to total such given amount.

     This Shareholders Agreement will terminate when one of the parties no longer holds shares of Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 200,000 shares of Preferred Stock, none of which have been issued, and 1,425 shares of 8% Cumulative Preferred Stock, 475 of which are outstanding and owned by the Riviera Tool Company Cash or Deferred Compensation Plan, a qualified retirement plan maintained by the Company for its employees, and 9,798,575 shares of Common Stock, of which 1,460,000 shares are currently issued and outstanding. See "Principal Shareholders." Pursuant to Michigan corporate law, the capital stock of the Company has no par value.

PREFERRED STOCK

     The terms of the Preferred Stock, or any series thereof, may be determined from time to time by the Board of Directors. Such shares may be convertible into Common Stock and may be superior to the Common Stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges. Shares of Preferred Stock may be issued from time to time by authorization of the Board of Directors of the Company without the vote of holders of the Common Stock. The issuance of such Preferred Stock could be used, for example, in certain circumstances to render more difficult or to discourage a merger, tender offer or proxy contest or a removal of incumbent management. The Company has no present plans to issue any shares of Preferred Stock.

8% CUMULATIVE PREFERRED STOCK

     Holders of the 8% Cumulative Preferred Stock vote only on such matters where voting as a class is required by law to authorize an action. All outstanding shares of this stock are owned by the Company's qualified retirement plan. A dividend of $8.00 per share is payable on each July 31 to the holder of each share of such stock and no other dividends can be paid until all such dividends have been paid for all periods during which the 8% Cumulative Preferred Stock is outstanding. No other dividends are payable in respect of the 8% Cumulative Preferred Stock. The outstanding 8% Cumulative Preferred Stock may be redeemed at any time by the Board of Directors for the price of $100 per share and the remaining 475 shares must be redeemed on July 1, 1997. Upon redemption, all unpaid dividends must also be paid on a pro rata basis through date of redemption. The Company has not paid dividends for 1996. In the event of liquidation of the Company, the holders of shares of 8% Cumulative Preferred Stock are entitled to receive, prior to the holders of shares of all other stock of the Company, ratably an amount up to $100 per share plus all unpaid and accrued dividends to the date of payment. The shares of 8% Cumulative Preferred Stock currently outstanding are duly authorized, validly issued, fully paid, and nonassessable. Holders of 8% Cumulative Preferred Stock have no conversion rights and are not entitled to any preemption or subscription rights.

COMMON STOCK

     Holders of Common Stock have one vote per share and a ratable right to the net assets of the Company in liquidation after payment of all amounts due to creditors and any holders of preferred stock. After payment of dividends or distributions to the holders of preferred stock, if any, holders of Common Stock participate ratably in dividends and distributions as may be declared by the Board of Directors from funds legally available therefor. See "Dividend Policy." Holders of Common Stock have no conversion rights and are not entitled to any preemptive or subscription rights. The shares of Common Stock currently outstanding are, and the shares to be issued pursuant to this Offering will be, duly authorized, validly issued, fully paid and nonassessable.

VOTING ON DIRECTORS

     The Company's by-laws provide that the Board of Directors is divided into three classes with each class elected for a three year term. The Board currently consists of five members and will be expanded to six members upon completion of the Offering made hereby. Shareholders do not have cumulative voting rights in the election of directors. Riviera Holding Company and Motor Wheel have an agreement with respect to the voting of their shares on Directors which provides that they will vote in concert to elect three members designated by Riviera Holding Company, two members designated by Motor Wheel and two additional members as they agree upon. Only one member has been agreed upon. A seventh member has not been proposed by either of them, but may be added in the future.

OTHER PROVISIONS

     Chapter 7A of the Michigan Business Corporation Act. Under Chapter 7A of the Michigan Business Corporation Act (the "MBCA"), "business combinations" (defined to include, among other transactions, mergers, consolidations, certain dispositions of assets or shares, and certain recapitalizations) between certain corporations or their domestic subsidiaries and an "interested Shareholder" (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation's outstanding shares or an affiliate of the corporation which had such 10% ownership within the preceding two years) can only be consummated if approved by at least 90% of the votes of each class of the corporation's shares entitled to vote thereon and by at least two-thirds of such votes not held by the interested Shareholder or its affiliates, unless certain price and other conditions imposed by Chapter 7A are satisfied. The Board of Directors may elect to exempt business combinations with a particular interested shareholder from the requirements of Chapter 7A at any time before the interested shareholder attains that status.

     Chapter 7B of the Michigan Business Corporation Act. Under Chapter 7B of the MBCA, "control shares" (defined to mean shares, which when added to all other shares of the corporation owned by a person or with respect to which that person may exercise or direct the exercise of voting power, would entitle that person, immediately after the acquisition of the shares, to exercise or direct the exercise of voting power in the election of directors in excess of threshold levels of 20%, 33 1/2% or a majority of all voting power) acquired in a "control share acquisition" (defined to include the acquisition, directly or indirectly, by any person of ownership of or the power to exercise the voting power with respect to, issued and outstanding control shares) have the same voting rights as were accorded the shares before the control share acquisition only to the extent granted by resolution approved by the Shareholders of the corporation. To have such a resolution considered by the shareholders of the corporation, the acquiring person must deliver an "acquiring person statement" to the corporation and the Michigan Department of Commerce, Corporation and Securities Bureau. To be approved by the shareholders, the resolution must be approved by a majority of the votes cast by the holders of the common stock and a majority of the votes cast by the holders of shares of each class or series entitled to vote thereon, excluding "interested shares" (defined to include shares held by the acquiring person or member of his group, an officer of the corporation and any director who is also an employee of the corporation). The practical effect of Chapter 7B of the MBCA is to require that a person making a tender offer for shares of a corporation condition the offer on shareholder approval of the person's right to vote the shares to be acquired.

     If authorized by the corporation's articles of incorporation or bylaws, control shares acquired in a control share acquisition with respect to which no acquiring person statement has been filed may be redeemed by the corporation at any time more than 60 days after the end of the control share acquisition at "fair value." If authorized by the corporation's articles of incorporation or bylaws, control shares acquired in a control share acquisition which are not accorded full voting rights may be redeemed by the corporation at "fair value." Unless otherwise provided in the corporation's articles of incorporation or bylaws, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired a majority of all voting power of the corporation, the Shareholders of the corporation, other than the acquiring person, have dissenters' rights. "Fair value" means a value not less than the highest price paid per share by the acquiring person in the control share acquisition.

     The provisions of Chapter 7B automatically apply to the Company, although the Board of Directors or the Shareholders may elect to remove the Company from the application of Chapter 7B. The Board has no plans to elect to remove such application and is not aware of any plans or proposals to do so. Further, none of the provisions discussed above has been included in the Company's Articles of Incorporation or Bylaws.

     The foregoing discussion concerning the provisions of the MBCA is qualified in its entirety by reference to such MBCA provisions.

SHAREHOLDER PROPOSALS

     Any proposal intended to be presented by a shareholder at a meeting of the Company's shareholders must be presented in writing to the Secretary of the Company at least 60 days prior to the date of the meeting for consideration by the shareholders at such meeting.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the shares of Common Stock of the Company is Continental Stock Transfer & Trust Company. Its telephone number is
(212) 509-4000.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately following the completion of this Offering, approximately 1,460,000 shares of Common Stock will be held by three existing shareholders, Riviera Holding Company, Motor Wheel and NBD Bank. Such shares of Common Stock (herein referred to as "Restricted Shares") may not be sold unless they are registered under the Securities Act of 1933, are sold pursuant to an applicable exemption from registration, or sold within the volume limitations established by Rule 144 promulgated under the Act. Rule 144 restricts Riviera Holding Company, Motor Wheel and NBD Bank to sales via brokers' transactions or to market-makers in an amount in any three months not in excess of the greater of 1% of the number of shares of Common Stock then outstanding or the average weekly trading volume for a four-week period prior to each such sale. In connection with this Offering, Riviera Holding Company and Motor Wheel have agreed not to sell any of their Restricted Shares for a period of two years after the date of this Prospectus without the consent of the Representative. NBD Bank, the holder of 125,000 shares of Common Stock, has agreed not to sell any of its Restricted Shares for a period of one year after the date of this Prospectus without the consent of the Representative.

     Motor Wheel and Riviera Holding Company have entered into a Shareholders Agreement which provides for certain "demand" and "piggyback registration rights" for Motor Wheel, an option for Riviera Holding Company to purchase Motor Wheel shares in the Company for a period ending October 31, 1997, coordination of voting for directors and certain other rights should either one of them propose a sale of shares in the Company to a third party without registration. See "Principal Shareholders -- Shareholder Agreement."

     No predictions can be made as to the effect, if any, that market sales of Common Stock or the availability of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                                  UNDERWRITING

     In the Underwriting Agreement, the Underwriters, represented by the Representative, have agreed, severally, subject to the terms and conditions therein set forth to purchase from the Company, and the Company has agreed to sell them, the number of shares of Common Stock, totaling 1,010,000 shares, set forth opposite their respective names below.

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
National Securities Corporation.............................    590,000
Capital West Securities, Inc. ..............................     50,000
First Colonial Securities Group Inc. .......................     50,000
Kashner Davidson Securities Corp. ..........................     50,000
Redstone Securities Inc. ...................................     50,000
Smith Moore & Co. ..........................................     50,000
Suncoast Capital Corp. .....................................     50,000
Value Investing Partners, Inc. .............................     50,000
Westport Resources Investment Services......................     50,000
Suppes Securities...........................................     20,000
                                                              ---------
     Total..................................................  1,010,000
                                                              =========

     The Underwriters propose to initially offer the shares to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow to select dealers who are members of the National Association of Securities Dealers, Inc. a concession not exceeding $0.385 per share and any Underwriter may allow, and such dealers may reallow, a concession not in excess of $0.1 per share to certain other dealers. After this Offering, the public offering price and concession and discounts may be changed by the Representative.

     The Company has granted an option to the Underwriters, exercisable during the 45-day period after the date of this Prospectus, to purchase up to an additional 151,500 shares of Common Stock at the same price per share as the initial shares purchased from the Company. The Underwriters may exercise such option only to cover over-allotments in the sale of shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same percentage of the total option shares as the number of shares to be purchased and offered by that Underwriter in the table above bears to the total.

     The Company has agreed to indemnify, or to contribute to payments made by, the Underwriters and certain of their controlling persons with respect to certain civil liabilities, including certain civil liabilities under the Securities Act of 1933.

     The Company and each existing common stockholder have agreed not to register, sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of two years in the case of Riviera Holding Company and Motor Wheel Corporation, and one year in the case of NBD Bank, after the date of this Prospectus without the prior written consent of the Representative.

     Prior to this Offering, there has been no public market for the Company's Common Stock. Consequently, the offering price has been determined through negotiation between the Company and the Representative. Such price has been based upon on a number of factors, including estimates of the business potential of the Company, its earning history and prospects, the present state of the Company's development, an assessment of the Company's management, the consideration of the above factors in relation to market valuations of comparable companies and the current condition of the industry and the economy as a whole.

     The Company has agreed to pay the Representative a non-accountable expense allowance of 3% of the gross proceeds from the sale of the Common Stock offered hereby, $25,000 of which has been paid as of the date of this Prospectus. In addition, upon completion of this Offering, the Company will issue the Representative's Warrant to the Representative entitling the Representative to purchase up to 101,000 shares of Common Stock. The Representative's Warrant is exercisable beginning one year from the effective date of this Prospectus, expires five years from the date of this Prospectus, and may not be transferred, assigned or hypothecated for a period of one year following the effective date of this Prospectus, but may thereafter be assigned into any successor, officer or partner of the Representative. The Representative's Warrant will be exercisable in whole or in part for a period of four years thereafter at a price per share equal to 150% of the initial public offering price set forth on the cover page of this Prospectus. The Representative's Warrant provides for adjustment in the exercise price of the Representative's Warrant in the event of certain mergers, acquisitions, stock dividends and capital changes. The Representative's Warrant grants to the holders thereof certain rights with respect to the registration under the Act of the securities issuable upon exercise of the Representative's Warrant. In the event of the exercise of the Representative's Warrants, the Company has the right to redeem such warrants.

     The Company has agreed that for a period of five years after the date of this Prospectus, if requested by the Representative, it will use its best efforts to nominate one person designated by the Representative for election to the Company's Board of Directors. In lieu thereof, the Representative may designate a person to receive all notices of meeting by the Company's Board of Directors and all other correspondence and communications sent by the Company to its Board of Directors and to attend all meetings of the Company's Board of Directors. The Company has agreed to reimburse the Representative's designee for out-of-pocket expenses incurred in connection with attending meetings of the Company's Board of Directors. No person has yet been designated by the Representative for nomination for election to the Company's Board of Directors.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Dickinson, Wright, Moon, Van Dusen & Freeman, Grand Rapids, Michigan. Certain legal matters will be passed upon for the Underwriters by Camhy Karlinsky & Stein LLP, New York City, New York.

                                    EXPERTS

     The financial statements as of August 31, 1996, and for each of the three years in the period ended August 31, 1996 included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement containing this Prospectus (the "Registration Statement") have been audited by Plante & Moran, LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-1 under the Act, as amended, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the shares of Common Stock offered by this Prospectus reference is made to such Registration Statement and exhibits. Statements made in this Prospectus referring to a document filed as an exhibit to the Registration Statement are qualified by reference to the exhibit for a complete statement of its terms and conditions. Copies of the Registration Statement together with exhibits thereto may be obtained from the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the charges prescribed by the Commission or may be examined without charge at the public reference facilities maintained at the principal office of the Commission. The Company is an electronic filer, and the Commission maintains a web site that contains reports, proxy and information statements and other information regarding the Company at www.sec.gov/edgarhp.htm.

                              RIVIERA TOOL COMPANY

                               TABLE OF CONTENTS

REPORT LETTER...............................................   F-2
FINANCIAL STATEMENTS
  Balance Sheet.............................................   F-3
  Statement of Operations...................................   F-4
  Statement of Common Stockholders' Equity..................   F-5
  Statement of Cash Flows...................................   F-6
  Notes to Financial Statements.............................   F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Riviera Tool Company

     We have audited the accompanying balance sheet of Riviera Tool Company, as of August 31, 1994, 1995 and 1996, and the related statements of operations, common stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riviera Tool Company at August 31, 1994, 1995 and 1996, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

PLANTE & MORAN, LLP

Grand Rapids, Michigan
November 22, 1996

                              RIVIERA TOOL COMPANY

                                 BALANCE SHEET

                                                                  AUGUST 31                   NOVEMBER 30,
                                                   ---------------------------------------    ------------
                                           NOTE       1994          1995          1996            1996
                                           ----       ----          ----          ----            ----
                                                                                              (UNAUDITED)
ASSETS
CURRENT ASSETS
  Cash..................................           $        --   $     3,188   $        --     $        --
  Accounts receivable:
    Trade...............................             7,377,345     4,433,129     4,924,305       5,000,094
    Related party.......................    12         930,967     1,111,282       344,892         319,953
  Costs and estimated gross profit in
    excess of billings on contracts in
    process.............................    2        4,293,596     3,279,489     5,549,823       4,942,372
  Inventories...........................    3          727,102       561,710       445,473         445,473
  Prepaid expenses and other current
    assets..............................               329,124       284,678       250,210         291,584
                                                   -----------   -----------   -----------     -----------
         Total current assets...........            13,658,134     9,673,476    11,514,703      10,999,476
PROPERTY, PLANT AND EQUIPMENT, NET......    4       11,664,882    10,906,099     9,785,639       9,547,695
PERISHABLE TOOLING......................               704,613       836,360       759,258         720,068
OTHER ASSETS............................    1          411,551       290,197       868,832         886,827
                                                   -----------   -----------   -----------     -----------
         Total assets...................           $26,439,180   $21,706,132   $22,928,432     $22,154,066
                                                   ===========   ===========   ===========     ===========
            LIABILITIES AND
          STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable.........................    5        9,460,669     6,866,170    10,241,503       9,795,585
  Current portion of long-term debt.....    5        2,395,545     1,631,629       926,861         819,391
  Current portion of capitalized lease
    obligations.........................    10         733,400       624,561       409,225         438,250
  Accounts payable......................             4,718,369     3,953,522     2,913,878       2,605,972
  Accrued liabilities...................               623,209       563,931       692,271         803,461
                                                   -----------   -----------   -----------     -----------
         Total current liabilities......            17,931,192    13,639,813    15,183,738      14,462,659
CAPITALIZED LEASE OBLIGATIONS...........    10         699,946       397,412       118,805              --
LONG-TERM DEBT..........................    5        2,015,442     1,433,033       882,989         737,728
DEFERRED GAINS..........................    7          359,144       210,342        61,540          46,153
ACCRUED LEASE EXPENSE...................    9          437,457       502,870       558,935         570,617
DEFERRED TAX LIABILITY..................    6          116,700       191,700       395,700         486,300
PREFERRED STOCK -- no par value,
  $100 mandatory redemption value:
    Authorized -- 5,000 shares
    Issued and outstanding -- 950 shares
       at November 30, 1996 and 1,425
       shares at August 31, 1996, 1995
       and 1994.........................  11, 13       109,249       110,537       139,072          91,007
PREFERRED STOCK -- no par value,
    Authorized -- 200,000
    Issued and outstanding -- none......                    --            --            --              --
COMMON STOCKHOLDERS' EQUITY.............
  Common stock -- No par value:
    Authorized -- 9,798,575 shares
    Issued and outstanding -- 1,460,000
       shares...........................             4,392,752     4,392,752     4,392,752       4,392,752
  Retained earnings.....................               377,298       827,673     1,194,901       1,366,850
                                                   -----------   -----------   -----------     -----------
         Total common stockholders'
            equity......................             4,770,050     5,220,425     5,587,653       5,759,602
                                                   -----------   -----------   -----------     -----------
Total liabilities and stockholders'
  equity................................           $26,439,180   $21,706,132   $22,928,432     $22,154,066
                                                   ===========   ===========   ===========     ===========

                       See Notes to Financial Statements.

                              RIVIERA TOOL COMPANY

                            STATEMENT OF OPERATIONS

                                                                                    THREE MONTHS ENDED
                                                 YEAR ENDED AUGUST 31                   NOVEMBER 30
                                        ---------------------------------------   -----------------------
                                 NOTE      1994          1995          1996          1995         1996
                                 ----      ----          ----          ----          ----         ----
                                                                                        (UNAUDITED)
SALES
  Trade.......................          $19,885,808   $19,429,894   $16,379,909   $4,201,240   $5,310,295
  Related party...............    12      2,538,919     2,794,829     1,954,184      733,180      169,918
                                        -----------   -----------   -----------   ----------   ----------
TOTAL SALES...................           22,424,727    22,224,723    18,334,093    4,934,420    5,480,213
COST OF SALES.................           19,675,967    18,116,301    14,936,514    4,050,170    4,395,263
                                        -----------   -----------   -----------   ----------   ----------
GROSS PROFIT..................            2,748,760     4,108,422     3,397,579      884,250    1,084,950
SELLING AND ADMINISTRATIVE
  EXPENSES....................            1,113,185     1,902,044     1,354,112      421,683      430,531
                                        -----------   -----------   -----------   ----------   ----------
INCOME FROM OPERATIONS........            1,635,575     2,206,378     2,043,467      462,567      654,419
OTHER INCOME (EXPENSE)
  Interest expense............           (1,415,290)   (1,749,447)   (1,670,414)    (367,221)    (402,645)
  Gain on asset sales.........     7        138,695       105,632       226,710       37,202       15,387
  Loss from related company...    15       (532,242)           --            --           --           --
                                        -----------   -----------   -----------   ----------   ----------
TOTAL OTHER EXPENSE -- NET....           (1,808,837)   (1,643,815)   (1,443,704)    (330,019)    (387,258)
                                        -----------   -----------   -----------   ----------   ----------
INCOME (LOSS) -- BEFORE TAXES
  ON INCOME...................             (173,262)      562,563       599,763      132,548      267,161
INCOME TAX EXPENSE (CREDIT)...     6       (133,500)       76,700       204,000       45,066       90,600
                                        -----------   -----------   -----------   ----------   ----------
NET INCOME (LOSS).............              (39,762)      485,863       395,763       87,482      176,561
DIVIDENDS AND ACCRETION ON
  PREFERRED STOCK.............    13         29,636        35,488        28,535        7,134        4,612
                                        -----------   -----------   -----------   ----------   ----------
NET INCOME (LOSS) AVAILABLE
  FOR COMMON SHARES...........          $   (69,398)  $   450,375   $   367,228   $   80,348   $  171,949
                                        ===========   ===========   ===========   ==========   ==========
NET INCOME (LOSS) PER COMMON
  SHARE.......................     1          $(.05)         $.31          $.25         $.06         $.12
                                        ===========   ===========   ===========   ==========   ==========
COMMON SHARES OUTSTANDING.....     1      1,460,000     1,460,000     1,460,000    1,460,000    1,460,000
                                        ===========   ===========   ===========   ==========   ==========

                       See Notes to Financial Statements.

                              RIVIERA TOOL COMPANY

                    STATEMENT OF COMMON STOCKHOLDERS' EQUITY

                                                        COMMON STOCK                            TOTAL
                                                   -----------------------     RETAINED     STOCKHOLDERS'
                                                   SHARES(1)      AMOUNT       EARNINGS        EQUITY
                                                   ---------      ------       --------     -------------
BALANCE -- AUGUST 31, 1993.....................    1,460,000    $4,392,752    $  446,696     $4,839,448
Increase to redeemable preferred stock (Note
  13)..........................................           --            --       (29,636)       (29,636)
Net loss.......................................           --            --       (39,762)       (39,762)
                                                   ---------    ----------    ----------     ----------
BALANCE -- AUGUST 31, 1994.....................    1,460,000     4,392,752       377,298      4,770,050
Increase to redeemable preferred stock (Note
  13)..........................................           --            --       (35,488)       (35,488)
Net income.....................................           --            --       485,863        485,863
                                                   ---------    ----------    ----------     ----------
BALANCE -- AUGUST 31, 1995.....................    1,460,000     4,392,752       827,673      5,220,425
Increase to redeemable preferred stock (Note
  13)..........................................           --            --       (28,535)       (28,535)
Net income.....................................           --            --       395,763        395,763
                                                   ---------    ----------    ----------     ----------
BALANCE -- AUGUST 31, 1996.....................    1,460,000     4,392,752     1,194,901      5,587,653
                                                   =========    ==========    ==========     ==========
Increase to redeemable preferred stock (Note
  13)..........................................           --            --        (4,612)        (4,612)
Net Income (Unaudited).........................           --            --       176,561        176,561
                                                   ---------    ----------    ----------     ----------
BALANCE -- NOVEMBER 30, 1996 (UNAUDITED).......    1,460,000    $4,392,752    $1,366,850     $5,759,602
                                                   =========    ==========    ==========     ==========

-------------------------
(1) See Notes to Financial Statement, Note 1 -- Nature of Business and Significant Accounting Policies, Reporting Entity

                       See Notes to Financial Statements.

                              RIVIERA TOOL COMPANY

                            STATEMENT OF CASH FLOWS

                                                                                      THREE MONTHS ENDED
                                                   YEAR ENDED AUGUST 31                   NOVEMBER 30
                                          ---------------------------------------   -----------------------
                                             1994          1995          1996          1995         1996
                                             ----          ----          ----          ----         ----
                                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).....................  $   (39,762)  $   485,863   $   395,763   $    87,482   $ 176,561
  Adjustments to reconcile net income
    (loss) to net cash from operating
    activities:
      Depreciation and amortization.....    1,213,516     1,438,403     1,272,366       313,295     321,523
      Loss (gain) on sale of machinery
         and equipment..................       10,107        43,170       (77,908)           --          --
      Amortization of deferred gain.....     (148,802)     (148,802)     (148,802)      (37,202)    (15,387)
      Deferred taxes....................     (130,000)       75,000       204,000        45,066      90,600
      Bad debt expense..................           --            --       175,000            --          --
      (Increase) decrease in assets:
         Accounts receivable............   (2,602,273)    2,763,901       100,214      (179,572)    (50,850)
         Costs and estimated gross
           profit in excess of billings
           on contracts in process......    1,134,689     1,014,107    (2,270,334)   (1,833,012)    607,451
         Inventories....................      579,924       165,392       116,237            --          --
         Perishable Tooling.............     (704,613)     (131,747)       77,102            --      39,190
         Prepaid expenses and other
           current assets...............      105,788        44,446        34,468        59,685     (41,374)
      Increase (decrease) in
         liabilities:
         Accounts payable...............      614,845      (764,847)   (1,039,644)     (266,242)   (307,906)
         Accrued lease expense..........       74,761        65,413        56,065        14,016      11,682
         Accrued liabilities............       75,746       (59,278)      128,340       259,363     111,190
                                          -----------   -----------   -----------   -----------   ---------
           Net cash provided by (used
             in) operating activities...      183,926     4,991,021      (977,133)   (1,537,121)    942,680
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of machinery and
    equipment...........................       36,000        80,000       205,800            --          --
  Increase in other assets..............     (191,563)      (70,153)     (342,448)           --          --
  Additions to property, plant and
    equipment...........................   (2,849,684)     (585,248)     (182,660)      (72,892)    (50,808)
                                          -----------   -----------   -----------   -----------   ---------
           Net cash used in investing
             activities.................   (3,005,247)     (575,401)     (319,308)      (72,892)    (50,808)
CASH FLOWS FROM FINANCING ACTIVITIES
  Net proceeds from (repayments of)
    short-term debt.....................    1,334,149    (2,594,499)    3,375,333     2,319,027    (445,918)
  Principal payments under capital lease
    obligations.........................     (501,113)     (437,408)     (493,943)     (101,145)    (89,780)
  Proceeds from issuance of long-term
    debt................................    2,584,294            --            --            --          --
  Principal payments on long-term
    debt................................     (704,909)   (1,346,325)   (1,254,812)     (386,926)   (252,731)
  Redemption of Preferred stock.........           --            --            --            --     (47,500)
  Capitalized refinancing costs.........           --            --      (333,325)           --     (50,766)
  Dividends paid........................           --       (34,200)           --            --      (5,177)
                                          -----------   -----------   -----------   -----------   ---------
           Net cash provided by (used
             in) financing activities...    2,712,421    (4,412,432)    1,293,253     1,830,956    (891,872)
                                          -----------   -----------   -----------   -----------   ---------
NET INCREASE (DECREASE) IN CASH.........     (108,900)        3,188        (3,188)      220,943          --
CASH -- Beginning of Period.............      108,900            --         3,188         3,188          --
                                          -----------   -----------   -----------   -----------   ---------
CASH -- End of Period...................  $        --   $     3,188   $        --   $   224,131   $      --
                                          ===========   ===========   ===========   ===========   =========

                       See Notes to Financial Statements.

                              RIVIERA TOOL COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

NOTE 1 -- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Nature of Business -- The Company is a manufacturer of medium- to large-scale, complex stamping dies that are sold to automobile manufacturers and their suppliers for the production of automobile and truck parts. The nature of the Company's business is such that a limited number of customers comprise a majority of its business in any given year, even though the specific customers will differ from year to year. The following table summarizes the Company's sales to those customers which represent more than 10% of the annual sales of the Company:

                                                                            THREE MONTHS ENDED
                                         AUGUST 31,                            NOVEMBER 30,
                        ---------------------------------------------   ---------------------------
      CUSTOMER:          1994      %     1995      %     1996      %     1995     %     1996     %
      ---------          ----      -     ----      -     ----      -     ----     -     ----     -
                                         (IN 000'S)                             (UNAUDITED)
Chrysler
  Corporation.........  $ 6,885    31%  $ 5,291    24%  $ 4,622    25%  $  493    10%  $2,605    48%
Ford Motor Company....    1,852     8     1,511     7     2,061    11      298     6      794    14
General Motors........       --    --       225     1     2,297    13    1,214    25      461     8
Mayflower Vehicle
  Systems.............    2,617    12     6,211    28     2,678    15      294     6       --    --
American Bumper &
  Manufacturing
  Co. ................    3,949    18     3,170    14        --    --       --    --       --    --
Motor Wheel
  Corporation.........    2,539    11     2,795    13     1,954    11      733    15      170     3
Dana-Parish...........       --    --     2,684    12       984     5      393     8      521    10
Others................    4,583    20       338     1     3,738    20    1,509    30      929    17
                        -------   ---   -------   ---   -------   ---   ------   ---   ------   ---
     Total Sales......  $22,425   100%  $22,225   100%  $18,334   100%  $4,934   100%  $5,480   100%
                        =======   ===   =======   ===   =======   ===   ======   ===   ======   ===

     Reporting Entity -- In October 1996, the Company executed an agreement and plan of merger. Under the provisions of the agreement, Riviera Die & Tool, Inc., merged with and into Riviera Tool Company, owner of 100% of its common stock, as the survivor corporation. Concurrently with such merger, the By-Laws and Articles of Incorporation have been amended to provide updated language on officer and director indemnification and the authorized capital stock of the Company was amended to increase the availability of unissued shares of common and preferred stock. The following two classes of preferred stock exists after the merger:

        - Redeemable Preferred Stock -- no par value, authorized 1,425 shares, 1,425 shares issued and outstanding.

        - Non-Redeemable Preferred Stock -- no par value, authorized 200,000 shares, no shares issued and outstanding.

     These two entities have been reported on a consolidated basis for more than five years prior to the merger. Therefore the merger has no effect on the balance sheet, statement of operations, statement of common stockholders' equity or cash flows. The stockholders' equity section of this report reflects the impact of this merger on authorized, issued and outstanding shares of stock.

     Cash -- In connection with its cash management efforts, the Company periodically issues checks in excess of cash balances. These checks issued in excess of cash balances, which amounted to $378,853, $232,777, $590,075 and $42,745 in 1994, 1995, 1996 and November 30, 1996, respectively, are included in accounts payable.

     Net Income (Loss) per Common Share -- Net Income (Loss) per common share is based on net income available for common stockholders divided by the weighted average number of common shares outstanding

                              RIVIERA TOOL COMPANY

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

NOTE 1 -- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED during the period. The number of common shares outstanding has been adjusted to reflect the impact of the merger and recapitalization as referred to in Reporting Entity above.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Significant Estimates -- The most significant estimates made by the Company are in the determination and recognition of revenue on contracts in process at year end. Management's best estimate of costs to complete is based on costs incurred subsequent to year end, engineers' cost projections and other analyses. Although management's estimates are not expected to materially change in the near term, the costs the Company will ultimately incur could differ from the amounts estimated based on the various factors.

     Revenue Recognition -- The Company recognizes revenue on time and material contracts, utilizing the completed-contract method. Revenue is recognized on all other contracts, utilizing the percentage-of-completion method. Under the completed-contract method, the contract is considered complete when all costs except for insignificant items have been incurred and the project has been approved by the customer. Under the percentage-of-completion method estimated contract earnings are based on total estimated contract profits multiplied by the ratio of labor hours incurred to total estimated labor hours on the contract. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined. Changes in job performance, conditions and estimated profitability may result in revisions to costs and income and are recognized in the period such revisions are determined.

     Accounts Receivable -- The Company established a reserve for uncollectible accounts receivable of $175,000 as of August 31, 1996 and November 30, 1996. For the years ended August 31, 1994 and 1995 all accounts receivable were considered to be fully collectible; accordingly, no allowance for doubtful accounts was provided.

     Inventories -- Inventories are recorded at the lower-of-cost (first-in, first-out) method, or market.

     Property, Plant and Equipment -- Property, plant and equipment are recorded at cost. Depreciation is computed principally using the straight-line method over the useful life of the asset for financial reporting purposes and accelerated methods for tax purposes.

     Perishable Tooling -- Certain perishable tools are gradually used up over extended periods of time. These inventory items, which are reported as non-current assets in the balance sheet, are recorded at cost less a valuation allowance to reflect the loss in value resulting from gradual use.

     Other Assets -- Included in other assets are deferred debt issuance costs that are being amortized over the related debt term. Amortization expense for the years ended August 31, 1994, 1995 and 1996, was $60,991, $191,507 and
$97,138, respectively and $0 for the three months ended November 30, 1996. As of August 31, 1996 costs incurred totaling $333,325 in connection with the planned public offering of common stock have been deferred and classified as other assets. The Company has incurred additional costs of $50,766 in connection with the planned public offering of common stock since August 31, 1996. These costs have also been deferred and classified as other assets. As of November 30, 1996, total costs incurred with the planned public offering of common stock total $384,091. Such costs will be expensed or charged to paid-in capital depending upon whether the public offering of common stock is consummated.

                              RIVIERA TOOL COMPANY

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

NOTE 1 -- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED Income Taxes -- The Company accounts for income taxes in accordance with
Statement of Financial Accounting Standards (SFAS) No. 109. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the year. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between book and tax accounting and operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

     Reclassifications -- Certain reclassifications have been made in the 1994 and 1995 financial statements to conform to the classifications used in 1996.

NOTE 2 -- COSTS AND BILLINGS ON CONTRACTS IN PROCESS

     Costs and billings on contracts in process are as follows:

                                                            AUGUST 31
                                              -------------------------------------   NOVEMBER 30,
                                                 1994         1995         1996           1996
                                                 ----         ----         ----       ------------
                                                                                      (UNAUDITED)
Costs incurred on contracts in process under
  the percentage-of-completion method.......  $8,168,619   $8,217,497   $10,844,647   $12,364,776
Estimated gross profit......................     527,445       98,355       900,375       375,125
                                              ----------   ----------   -----------   -----------
     Total..................................   8,696,064    8,315,852    11,745,022    12,739,901
Less progress payments received and progress
  billings to date..........................   4,809,173    5,438,504     6,353,779     7,890,476
Plus costs incurred on contracts in process
  under the completed contract method.......     406,705      402,141       158,580        92,947
                                              ----------   ----------   -----------   -----------
       Costs and estimated gross profit in
          excess of billings on contracts in
          process...........................  $4,293,596   $3,279,489   $ 5,549,823   $ 4,942,372
                                              ==========   ==========   ===========   ===========

     Included in estimated gross profit for 1994, 1995, 1996 and November 30, 1996 are jobs with losses accrued of $95,471, $266,860, $441,301 and $264,890, respectively.

NOTE 3 -- INVENTORIES

     Inventories consist of the following:

                                                               AUGUST 31
                                                     ------------------------------   NOVEMBER 30
                                                       1994       1995       1996        1996
                                                       ----       ----       ----     -----------
                                                                                      (UNAUDITED)
Raw material stock                                   $216,866   $143,454   $149,006    $149,006
Small tools and supplies...........................   510,236    418,256    296,467     296,467
                                                     --------   --------   --------    --------
     Total.........................................  $727,102   $561,710   $445,473    $445,473
                                                     ========   ========   ========    ========

                              RIVIERA TOOL COMPANY

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

NOTE 4 -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                            AUGUST 31
                                            -----------------------------------------    NOVEMBER 30,
                                               1994           1995           1996            1996
                                               ----           ----           ----        ------------
                                                                                         (UNAUDITED)
Land and leasehold improvements...........  $ 1,441,401    $ 1,501,624    $ 1,553,206     $ 1,553,206
Office furniture and fixtures.............      536,373        289,142        186,909         186,909
Machinery and equipment...................   16,234,857     15,722,397     14,704,396      14,755,204
Transportation equipment..................       86,148         78,881         99,935          99,935
                                            -----------    -----------    -----------     -----------
     Total cost...........................   18,298,779     17,592,044     16,544,446      16,595,254
Accumulated depreciation and
  amortization............................    6,633,897      6,685,945      6,758,807       7,047,559
                                            -----------    -----------    -----------     -----------
     Net carrying amount..................  $11,664,882    $10,906,099    $ 9,785,639     $ 9,547,695
                                            ===========    ===========    ===========     ===========
Annual depreciation expense...............      981,496        951,848      1,081,680         241,023
Annual amortization expense...............      171,029        295,048         93,548          47,729
                                            -----------    -----------    -----------     -----------
Annual depreciation and amortization
  expense.................................  $ 1,152,525    $ 1,246,896    $ 1,175,228     $   288,752
                                            ===========    ===========    ===========     ===========

NOTE 5 -- NOTES PAYABLE AND LONG-TERM DEBT

     The Company's notes payable and long-term debt consist of the following:

                                                              AUGUST 31
                                               ---------------------------------------    NOVEMBER 30
                                                  1994          1995          1996            1996
                                                  ----          ----          ----        -----------
                                                                                          (UNAUDITED)
NOTES PAYABLE
Revolving bank credit line, collateralized by
substantially all assets of the Company. The
agreement provides for borrowings, subject to
certain collateral requirements of up to
$10,000,000, and bears interest at 4% above
the bank's prime rate at November 30, 1996
and August 31, 1996 and 3% above the bank's
prime rate at August 31, 1995 and 1994 (an
effective rate of 12.25%, 12.25%, 11.75% and
10.25%, respectively). The agreement is
subject to certain loan covenants (discussed
below) and requires a commitment fee of .375%
per annum on the average daily unused portion
of the revolving credit line, and a facility
fee of .125% per annum on the revolving
credit line. Subsequent to August 31, 1996,
the bank extended the line-of-credit
agreement to February 28, 1997, and increased
the borrowing limit to $10,500,000 until
February 28, 1997. ..........................  $9,460,669    $6,866,170    $10,241,503     $9,795,585
                                               ==========    ==========    ===========     ==========

                              RIVIERA TOOL COMPANY

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

NOTE 5 -- NOTES PAYABLE AND LONG-TERM DEBT -- CONTINUED

                                                             AUGUST 31
                                                ------------------------------------    NOVEMBER 30,
                                                   1994         1995         1996           1996
                                                   ----         ----         ----       ------------
                                                                                        (UNAUDITED)
LONG-TERM DEBT
Note payable to bank, payable in monthly
installments of $40,000 plus interest of 4%
over the bank's prime rate at November 30,
1996 and August 31, 1996 and 3% above the
bank's prime rate at August 31, 1995 and 1994,
(effective rates of 12.25%, 12.25%, 11.75% and
10.25%, respectively), collateralized by
substantially all assets of the Company. This
agreement is subject to certain covenants
discussed below. Subsequent to August 31,
1996, the bank extended the note's maturity
date to February 28, 1997. ...................   1,336,962      856,962      376,962        256,962
Note payable to financial institution, payable
in monthly installments of $39,945 including
interest at 9.9%, collateralized by specific
assets of the Company with a carrying value of
$2,050,304 at August 31, 1996, due March 1,
1999..........................................   1,858,170    1,441,051    1,088,532        995,019
Note payable to bank, payable in monthly
installments of $15,000 including interest at
7%, collateralized by specific assets of the
Company with a carrying value of $2,050,304 at
August 31, 1996, due September 1, 1998........     595,341      494,432      344,356        305,138
Other.........................................     620,514      272,217           --             --
                                                ----------   ----------   ----------     ----------
  Total long-term debt........................   4,410,987    3,064,662    1,809,850      1,557,119
  Less current portion........................   2,395,545    1,631,629      926,861        819,391
                                                ----------   ----------   ----------     ----------
  Long-term debt -- Net.......................  $2,015,442   $1,433,033   $  882,989     $  737,728
                                                ==========   ==========   ==========     ==========

     Minimum scheduled principal payments on long-term debt to maturity as of August 31, 1996, are as follows:

1997........................................................    $  926,861
1998........................................................       601,834
1999........................................................       281,155
2000........................................................            --
2001........................................................            --
                                                                ----------
  Total.....................................................    $1,809,850
                                                                ----------

In connection with the line of credit and notes payable to certain banks as of November 30, 1996, August 31, 1996, 1995 and 1994, the Company has agreed to certain covenants. The agreements require the Company to maintain minimum working capital and net worth of $200,000 and $6,000,000, respectively, to not let its combined debt-to-equity ratio exceed 3 to 1, and prohibit the payment of cash dividends. The Company presently is not in compliance and was not in compliance at November 30, 1996, August 31, 1996, 1995 and 1994, with certain covenants and, therefore, has reclassified those debt obligations to banks as current liabilities. Although the banks have extended the terms of the obligations to February 28, 1997, they have not waived their rights under the agreements.

                              RIVIERA TOOL COMPANY

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

NOTE 6 -- FEDERAL INCOME TAXES

     The provision for federal income taxes (benefit) is as follows:

                                                                    AUGUST 31
                                                          ------------------------------   NOVEMBER 30,
                                                            1994       1995       1996         1996
                                                            ----       ----       ----     ------------
                                                                                           (UNAUDITED)
Current expense (benefit)...............................  $  (3,500)  $ 1,700   $     --     $    --
Deferred expense (benefit)..............................   (130,000)   75,000    204,000      90,600
                                                          ---------   -------   --------     -------
     Total tax expense (benefit)........................  $(133,500)  $76,700   $204,000     $90,600
                                                          =========   =======   ========     =======

     The difference between the federal statutory tax rate and the Company's effective rate was:

                                                               AUGUST 31
                                                          --------------------   NOVEMBER 30,
                                                          1994    1995    1996       1996
                                                          ----    ----    ----   ------------
                                                                                 (UNAUDITED)
Federal statutory tax rate..............................  (34.0)%  34.0%  34.0%      34.0%
Increase (reduction) in income taxes relating to:
     Effect of recording and changing valuation
       allowance........................................  (59.9)  (23.3)    --         --
     Effect of providing for deferred taxes at rates
       less than statutory rates and other items........   16.8     2.9
                                                          -----   -----   ----       ----
          Effective tax rate............................  (77.1)%  13.6%  34.0%      34.0%
                                                          =====   =====   ====       ====

     The details of the net deferred tax liability are as follows:

                                                             AUGUST 31
                                             -----------------------------------------      NOVEMBER 30,
                                                1994           1995           1996              1996
                                                ----           ----           ----          ------------
                                                                                            (UNAUDITED)
Deferred tax liabilities:
  Depreciation...........................    $(1,821,000)   $(2,158,000)   $(2,137,000)      $(2,120,400)
                                             -----------    -----------    -----------       -----------
Deferred tax assets:
  Net operating loss carryforward........      1,517,000      1,637,200      1,438,000         1,306,700
  Investment tax credit carryforward.....        246,700        246,700        246,700           246,700
  Alternative minimum tax credit
     carryforward........................         40,000         40,000         40,000            40,000
  Accrued lease expense..................        131,000        170,900        190,000           194,000
  Deferred gains and other items.........        147,300        118,200         73,300            93,400
                                             -----------    -----------    -----------       -----------
     Total deferred tax assets...........      2,082,000      2,213,000      1,988,000         1,880,800
Valuation allowance recognized for
  deferred tax assets....................       (377,700)      (246,700)      (246,700)         (246,700)
                                             -----------    -----------    -----------       -----------
     Net deferred tax liability..........    $  (116,700)   $  (191,700)   $  (395,700)      $  (486,300)
                                             ===========    ===========    ===========       ===========

                              RIVIERA TOOL COMPANY

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

NOTE 6 -- FEDERAL INCOME TAXES -- CONTINUED
     The details of the deferred tax expense (benefit) are as follows:

                                                                AUGUST 31
                                                    ----------------------------------      NOVEMBER 30,
                                                      1994         1995         1996            1996
                                                      ----         ----         ----        ------------
                                                                                            (UNAUDITED)
Net operating loss carryforward.................    $(129,600)   $(120,200)   $199,200        $130,500
Accrued lease...................................      (22,200)     (39,900)    (19,100)         (4,000)
Depreciation....................................       97,000      337,000     (21,000)        (17,000)
Deferred compensation...........................       (7,200)      (9,400)     (5,000)         (1,500)
Deferred revenue................................       44,600       36,200      51,000           5,000
Other items.....................................       (2,900)       3,900      (1,100)        (22,400)
Change in valuation allowance...................     (103,800)    (131,000)         --              --
Investment tax credit...........................       (6,700)          --          --              --
Alternative minimum tax credit..................          800       (1,600)         --              --
                                                    ---------    ---------    --------        --------
     Deferred tax expense (reduction)...........    $(130,000)   $  75,000    $204,000        $ 90,600
                                                    =========    =========    ========        ========

     As of August 31, 1996, the Company had the following applicable carryforwards to be applied against future taxable income:

                                                                NET OPERATING
                                                                    LOSS         INVESTMENT
                         EXPIRATION                             CARRYFORWARD     TAX CREDITS
                         ----------                             -------------    -----------
1998........................................................     $       --       $ 32,800
1999........................................................             --         46,400
2000........................................................             --         19,600
2001........................................................             --         22,400
2002........................................................             --         28,000
2003........................................................             --         97,500
2004........................................................             --             --
2005........................................................             --             --
2006........................................................      1,323,000             --
2007........................................................      2,199,900             --
2008........................................................        486,000             --
2009........................................................        220,100             --
                                                                 ----------       --------
     Total..................................................     $4,229,000       $246,700
                                                                 ==========       ========

     The Company also has approximately $40,000 of alternative minimum tax credits that do not expire.

NOTE 7 -- DEFERRED GAINS

     In prior years, the Company sold and subsequently leased back machinery and equipment. The gain on these assets is being recognized over five years and seven years, the respective lives of the leases. Gains recognized for each of the years ended August 31, 1994, 1995 and 1996, amounted to $84,515. Gains recognized for the three months ended November 30, 1995 and 1996, amounted to $21,815 and $4,822, respectively.

     During the year ended August 31, 1994, the Company restructured three operating leases. The transaction involved machinery and equipment operating leases. Machinery and equipment were purchased at

                              RIVIERA TOOL COMPANY

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

NOTE 7 -- DEFERRED GAINS -- CONTINUED
$2,611,000 with proceeds from long-term debt totaling $2,584,294. The gain that had been previously deferred on these assets as a result of a prior sale/leaseback will continue to be recognized over the remaining lives of the original lease terms. Gains for each of the years ended August 31, 1996, 1995 and 1994, related to these assets, amounted to $64,287. Gains recognized for the three months ended November 30, 1995 and 1996 amounted to $10,565.

NOTE 8 -- CASH FLOWS

     Cash paid or refunded during the years ended August 31, 1994, 1995, 1996 and the three months ended November 30, 1995 and 1996, for interest and income taxes is summarized as follows:

                                                        AUGUST 31                       NOVEMBER 30
                                          --------------------------------------    --------------------
                                             1994          1995          1996         1995        1996
                                             ----          ----          ----         ----        ----
                                                                                        (UNAUDITED)
Interest paid.........................    $1,361,879    $1,701,065    $1,572,292    $357,406    $309,113
Income taxes refunded.................        20,974            --            --          --          --

     Noncash investing activities for the years ended August 31, 1994, 1995, 1996 and the three months ended November 30, 1996 consisted of the acquisition of machinery and equipment and leasehold improvements of $352,884, $26,030, $0 and $0, respectively, through capital leases.

NOTE 9 -- OPERATING LEASES

     The Company has entered into a noncancellable operating lease agreement for manufacturing and office facilities with a lease term that expires in October 2009. The agreement provides for annual lease payments plus an escalation of the base rent of 1 percent in each of the first 10 years and 2 percent in each of the second 10 years. The Company has an option to renew this lease for two additional 10-year terms at a rate to be negotiated and has an option to acquire the facility at fair market value, commencing November 1996. The current annual rent is $988,239. Generally accepted accounting principles require that rent expense related to this type of lease be recognized ratably over the term of the lease. The difference between the rent payments made and the amount of expense recognized has been recorded as accrued lease expense (a liability). For the years ended August 31, 1994, 1995 and 1996, accrued lease expense exceeded cash payments made by $74,761, $65,413 and $56,065, respectively and $14,016 and $11,682 for the three months ended November 30, 1995 and 1996, respectively.

     On May 25, 1994, the Company entered into a sublease agreement with an unrelated company. The agreement commenced August 1, 1994, and terminates on July 31, 1998. The agreement provides for annual lease payments ranging from $216,000 to $224,724. The agreement also contains two options to renew the lease for up to five years, with annual lease payments ranging from $231,468 to $268,332. In addition, the agreement requires the tenant to pay a pro-rata share (33.7 percent) of the facility's operating costs.

     The Company has various operating leases, including the noncancellable operating lease noted above, for facilities and equipment that expire during the next 15 years. Rent expense under these leases for the year ended August 31, 1994, 1995 and 1996 amounted to $1,349,400, $1,117,023 and $1,164,855, respectively and $289,383 and $286,613 for the three months ended November 30, 1995 and 1996, respectively.

                              RIVIERA TOOL COMPANY

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

NOTE 9 -- OPERATING LEASES -- CONTINUED
     The following is a schedule of future minimum rent payments and noncancellable sublease income required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of August 31, 1996:

                                                                LEASE       SUB-LEASE      NET LEASE
                                                              PAYMENTS      RECEIVABLE      PAYMENT
                                                              --------      ----------     ---------
1997.....................................................    $ 1,169,931     $220,320     $   949,611
1998.....................................................      1,067,330      224,724         842,606
1999.....................................................      1,031,486           --       1,031,486
2000.....................................................      1,034,180           --       1,034,180
2001.....................................................      1,052,870           --       1,052,870
2002 and after...........................................      9,296,718           --       9,296,718
                                                             -----------     --------     -----------
     Total minimum payments required.....................    $14,652,515     $445,044     $14,207,471
                                                             ===========     ========     ===========

NOTE 10 -- CAPITAL LEASES

     The Company has entered into a number of capital leases. At August 31, 1994, 1995, 1996 and November 30, 1996, included in machinery and equipment and accumulated depreciation and amortization are assets with a total cost of $3,039,735, $3,065,770, $3,065,770, $3,065,770 and accumulated amortization of
$680,184, $975,232 and $1,068,780, $1,116,509, respectively, acquired through capital lease transactions. The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of August 31, 1994, 1995 and 1996:

                                                                  1994          1995         1996
                                                                  ----          ----         ----
1995.......................................................    $  851,807    $       --    $     --
1996.......................................................       374,611       705,210          --
1997.......................................................       294,152       302,666     439,614
1998.......................................................       104,723       119,723     119,723
                                                               ----------    ----------    --------
  Total minimum lease payments.............................     1,625,293     1,127,599     559,337
Less amount representing interest..........................       191,947       105,626      31,307
                                                               ----------    ----------    --------
  Present value of net minimum lease payments..............     1,433,346     1,021,973     528,030
Less amount representing current portion...................       733,400       624,561     409,225
                                                               ----------    ----------    --------
  Noncurrent portion.......................................    $  699,946    $  397,412    $118,805
                                                               ==========    ==========    ========

NOTE 11 -- RETIREMENT PLANS

     The Company has a profit-sharing plan that covers substantially all employees. The plan includes a 401(k) deferred-compensation option. The Company's policy is to fund profit-sharing costs accrued on an annual basis. The plan, as established, allows for discretionary contributions as determined annually by the Company's Board of Directors. No discretionary contribution was made for the years ended August 31, 1994, 1995 and 1996.

     The Company also matches and contributes up to 15 percent of the employees' contributions, up to 2% of the employee's annual wage, to the 401(k) deferred-compensation plan. The Company's contributions to the plan for the years ended August 31, 1994, 1995 and 1996, amounted to $84,887, $92,575 and $80,438, respectively, and $17,514 and $18,990 for the three months ended November 30, 1995 and 1996, respectively.

                              RIVIERA TOOL COMPANY

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

NOTE 11 -- RETIREMENT PLANS -- CONTINUED
     The plan owns 100 percent of the Company's redeemable preferred stock.

NOTE 12 -- RELATED-PARTY TRANSACTIONS

     The Company had a contract with a corporation that owns 50 percent of the Company's common stock. The contract related to the performance of engineering services and construction of dies to be purchased by the stockholder corporation. The contract provided that the stockholder corporation was required to purchase not less than 155,000 hours of work, as defined by the contract, or, if less, 85 percent of its entire domestic consumption. In the event the total hours of work were less than the required amount, the stockholder corporation paid an underutilization fee, based on a formula, to the Company. Under the plan of merger between Riviera Die and Tool, Inc and Riviera Tool Company dated October 31, 1996, and related shareholders agreement, such contract was terminated retroactive to December 31, 1995 and no such underutilization fees were received or recorded for periods thereafter. Sales to the stockholder corporation (including underutilization fees for periods prior to December 31, 1995) for the fiscal years ended August 31, 1994, 1995 and 1996, amounted to $2,538,919, $2,794,829, and $1,954,184, respectively, and $733,180 and $169,918 for the three months ended November 30, 1995 and 1996, respectively.

NOTE 13 -- REDEEMABLE PREFERRED STOCK

     The Company has issued and outstanding 950 shares of mandatory redeemable preferred stock at November 30, 1996. The Company had 1,425 shares issued and outstanding as of August 31, 1996. The stock bears an $8 per year cumulative dividend preference over common stock of the Company. All outstanding shares of this stock are owned by the Company's retirement plan. According to the terms of the redemption agreement, 475 shares of the stock was to be redeemed at $100 per share, plus unpaid dividends on July 31, 1995, 1996, and 1997. The July 1995 redemption however, did not occur until after August 31, 1996 but prior to quarter ended November 30, 1996. As of November 30, 1996, the July 1996 redemption had not yet occurred.

     The carrying amount of the preferred stock is being increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount on the redemption date. The carrying amount is also being increased by unpaid dividends. Increases in the preferred stock are being effected by charges against retained earnings. The following schedule summarizes activity in the preferred stock:

                                                                  AUGUST 31                NOVEMBER 30
                                                       --------------------------------    -----------
                                                         1994        1995        1996         1996
                                                         ----        ----        ----         ----
                                                                                           (UNAUDITED)
Beginning balance..................................    $ 79,613    $109,249    $110,537     $139,072
Accretion..........................................      18,236      24,088      17,135        1,762
Cumulative dividend preference.....................      11,400      11,400      11,400        2,850
Preferred stock redeemed...........................          --          --          --      (47,500)
Dividends paid.....................................          --     (34,200)         --       (5,177)
                                                       --------    --------    --------     --------
     Ending balance................................    $109,249    $110,537    $139,072     $ 91,007
                                                       ========    ========    ========     ========

NOTE 14 -- LEGAL PROCEEDINGS AND CLAIMS

     The Company is a plaintiff and counter-defendant in an action against two individuals and a corporation, with the owners of the Company and a related corporation affiliated through common ownership as co-plaintiffs, filed July 22, 1994. In July 1992, the Company contributed machinery, equipment, inventory, work in process and receivables that were related to the business of building plastic injection molds to a joint venture that then operated as a mold builder and injection molder. The Company contributed assets valued at

                              RIVIERA TOOL COMPANY

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

NOTE 14 -- LEGAL PROCEEDINGS AND CLAIMS -- CONTINUED
$5.4 million, assigned debts in the amount of $3.7 million, and received $1.7 million of preferred stock in the new entity. Defendants in this action contributed all of the stock of a mold builder then known as Leap Technologies, Inc. In November 1993, the joint venture was liquidated, and the Company's preferred stock in the entity was written off as were receivables from Leap Technologies, Inc., of $559,653. These write-offs were reflected in the financial statements for the year ended August 31, 1993. The Company alleges that the status of the business contributed by the defendants was fraudulently represented, and the defendants are, therefore, liable to the Company for all losses sustained as a result of the failure of the venture. The Company is asking for the return of its investment plus additional damages it incurred in the process of liquidating the venture. One defendant has counterclaimed for breach of representations by the Company without specifying any amount of damages. The Company is not currently involved in other legal proceedings other than ordinary and routine proceedings incidental to its operations. In the opinion of management, no existing proceedings, including the matter involving Leap Technologies, Inc., would have a significant effect on the financial condition, results of operations and cash flows of the Company if determined against the Company.

NOTE 15 -- OTHER NONOPERATING EXPENSE

YEAR ENDED AUGUST 31, 1994:

     The Company formally subleased a portion of the facility, charging annual rent payments of $462,012 in accordance with a month-to-month lease agreement with a related company having some shareholders in common. During the year ended August 31, 1994, the sublease was discontinued and no sublease revenue was received. As a result of the discontinuance of the sublease, the Company was unable to recover $532,242 of rent and related expenses, which has been charged to other expense in 1994.

NOTE 16 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at August 31, 1995 and 1996:

                                                       1995                       1996
                                              -----------------------   -------------------------
                                                           ESTIMATED                   ESTIMATED
                                               CARRYING       FAIR       CARRYING        FAIR
                                                AMOUNT       VALUE        AMOUNT         VALUE
                                               --------    ---------     --------      ---------
FINANCIAL ASSETS
  Cash......................................  $    3,188   $    3,188   $        --   $        --
  Accounts receivable -- Trade and related
     party..................................   5,544,411    5,544,411     5,269,167     5,269,167
  Costs and estimated gross profit in excess
     of billings on contracts in process....   3,279,489    3,279,489     5,549,823     5,549,823
FINANCIAL LIABILITIES
  Accounts payable..........................   3,953,522    3,953,522     2,913,878     2,913,878
  Notes payable.............................   6,866,170    6,866,170    10,241,503    10,241,503
  Long-term debt............................   3,064,662    2,967,775     1,809,850     1,763,716

     Short-Term Financial Instruments -- The fair value of short-term financial instruments, including cash, trade accounts receivable and payable, and costs and earnings in excess of billings on uncompleted contracts, approximates their carrying amounts in the financial statements due to the short maturity of such instruments.

     Notes Payable -- The estimated fair value of the Company's notes payable approximates its carrying amount because the interest rate fluctuates with market rates.

                              RIVIERA TOOL COMPANY

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

NOTE 16 -- FAIR VALUE OF FINANCIAL INSTRUMENTS -- CONTINUED
     Long-Term Debt -- The estimated fair value of the Company's long-term debt is calculated based on expected cash flows discounted using interest rates currently available for debt with similar terms and remaining maturities.

NOTE 17 -- MANAGEMENT'S PLAN

     As discussed in Note 5, the Company is presently not in compliance with certain loan covenants, and the current bank agreements expire on February 28, 1997. As a result of the covenant violations, the bank could pursue collection of all amounts due. Management is in the process of finalizing an initial public offering, the proceeds of which are to be used principally to retire bank debt.

     Management believes that it is more likely than not that the public offering will be successful, and that as a result the Company will be in compliance with all covenants then applicable. If the offering is not successful, and the bank pursues collection, there will be a significant near term effect on the Company's ongoing operations.

NOTE 18 -- SUPPLEMENTARY NET INCOME PER SHARE

     Supplementary net income per share is based on the number of shares outstanding assuming a sale by the Company of 1,010,000 shares of common stock and the use of the proceeds from that sale to retire the Company's outstanding debt at the then stated interest rate of such debt (12.25%), would have occurred at the beginning of the period. The net income available for common shares for the year ended August 31, 1996 would increase by $462,750, and net income per share would increase by .09 cents per share to .34 cents per share, and as of November 30, 1996 net income available for common shares would increase by $115,688, and net income per share would remain constant at .12 cents per share (due to the increased shares outstanding assuming the sale), as a result of such calculations.

[RIVIERA LOGO]

--------------------------------------------------------------------------------

Riviera's tryout
presses offer the
capacity for final
adjustment on any
customer project.
The Company's
comprehensive
evaluation and
inspection process
ensures maximum
die performance.

                                                                      [PHOTO]

                                                         Precision machining
                                                         is performed by
                                                         our highly-skilled
                                                         operators. Riviera's
                                                         computer numerically
                                                         controlled machining
                                                         capabilities offer the
                                                         exact metal removal
                                                         process necessary
                                                         to meet customer
                                                         quality specifications.
                                                       [PHOTO]

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NOTES BY ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                               ------------------

                               TABLE ON CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    3
Risk Factors...........................    6
Use of Proceeds........................    8
Dilution...............................    9
Dividend Policy........................    9
Capitalization.........................   10
Selected Financial Data................   11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   12
Business...............................   16
Management.............................   22
Principal Shareholders.................   27
Description of Capital Stock...........   29
Shares Eligible for Future Sale........   31
Underwriting...........................   32
Legal Matters..........................   33
Experts................................   33
Additional Information.................   33
Index to Financial Statements..........  F-1

     UNTIL MARCH 29, 1997 ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================
======================================================

                                  RIVIERA LOGO

                              RIVIERA TOOL COMPANY

                                1,010,000 SHARES
                                  COMMON STOCK
                          ---------------------------
                                   PROSPECTUS
                          ---------------------------
                        NATIONAL SECURITIES CORPORATION
                                 MARCH 4, 1997

======================================================